UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the quarter ended March 31, 2015
COMMISSION FILE NO. 1 - 10421

LUXOTTICA GROUP S.p.A.

PIAZZALE LUIGI CADORNA 3, MILAN, 20123 ITALY
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.         Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Corporate Management

Board of Directors

        In office until the approval of the financial statements as of and for the year ending December 31, 2017

Chairman	Leonardo Del Vecchio
Deputy Chairman	Luigi Francavilla
CEO Markets	Adil Mehboob-Khan
CEO Product and Operations	Massimo Vian
Directors	Marina Brogi* (Lead Independent Director)
Luigi Feola*
Elisabetta Magistretti*
Mario Notari
Maria Pierdicchi*
Karl Heinz Salzburger*
Luciano Santel*
Cristina Scocchia*
Sandro Veronesi*
Andrea Zappia*

*
Independent director

Human Resources Committee	Andrea Zappia (Chairman)
Marina Brogi
Mario Notari
Control and Risk Committee	Elisabetta Magistretti (Chairperson)
Luciano Santel
Cristina Scocchia

Board of Statutory Auditors

        In office until the approval of the financial statements as of and for the year ending December 31, 2017

Regular Auditors	Francesco Vella (Chairman)
Alberto Giussani
Barbara Tadolini
Alternate Auditors	Maria Venturini
Roberto Miccù
Officer Responsible for Preparing the Company's Financial Reports	Stefano Grassi

Auditing Firm

        Until approval of the financial statements as of and for the year ending December 31, 2020

PricewaterhouseCoopers SpA

Luxottica Group S.p.A.
Headquarters and registered office • Piazzale Luigi Cadorna, 3, 20123 Milan, Italy
 Capital Stock € 28,923,769.98
authorized and issued

ITEM 1. MANAGEMENT REPORT ON THE INTERIM
FINANCIAL RESULTS AS OF MARCH 31, 2015
(UNAUDITED)

        The following should be read in connection with the disclosure contained in the consolidated financial statements as of December 31, 2014, which includes a discussion of risks and uncertainties that can influence the Group's operational results or financial position.

1.     OPERATING PERFORMANCE FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2015

        The Group's growth in the first quarter of 2015 was significantly impacted by the strengthening of certain currencies in which it operates. At constant exchange rates(1), the Group confirmed solid growth in the main markets in which it conducts business.

        Net sales increased from Euro 1,842.3 million in the first three months of 2014 to Euro 2,209.9 million in the first three months of 2015 (+19.9 percent at current exchange rates and +5.3 percent at constant exchange rates(1)). Adjusted net sales(2) increased from Euro 1,842.3 for the March 2014 quarter to Euro 2,251.9 million in the first quarter of 2015 (+22.2 percent at current exchange rates and +7.2 percent at constant exchange rates(1)). Adjusted net sales were impacted, starting from July 1, 2014, by the modification of an EyeMed reinsurance agreement with an existing underwriter whereby the Company assumes less reinsurance revenues and less claims expense. The impact of the new contract for the three-month period ended March 31, 2015 is a reduction in net sales and a corresponding reduction in cost of sales of Euro 42.0 million, respectively (the "EyeMed Adjustment").

        Earnings before Interest, Taxes, Depreciation and Amortization ("EBITDA")(3) in the first three months of 2015 increased by 30.6 percent to Euro 469.9 million from Euro 359.9 in the first quarter of 2014.

        Operating income for the first quarter of 2015 increased by 32.6 percent to Euro 358.3 million from Euro 270.2 million during the same period of the previous year. The Group's operating margin continued to grow rising from 14.7 percent in 2014 to 16.2 percent in 2015.

        In the first three months of 2015, net income attributable to Luxottica Stockholders increased by 33.7 percent to Euro 210.4 million from Euro 157.3 million in the same period of 2014. Earnings per share ("EPS") was Euro 0.44 and EPS expressed in USD was 0.50 (at an average rate of Euro/USD of 1.1261).

        Careful control of our working capital as well as a significant improvement in our operating results lead to strong free cash flow(4) generation equal to Euro 38.0 million. Net debt as of March 31, 2015 was Euro 1,004.8 million (Euro 1,012.9 million at the end of 2014), with a ratio of net debt to EBITDA(5) of 0.6x (0.7x as of December 31, 2014).

(1)
We calculate constant exchange rates by applying to the current period the average exchange rates between the Euro and the relevant currencies of the various markets in which we operated during the three-month period ended March 31, 2014. Please refer to Attachment 1 for further details on exchange rates.
(2)
For a further discussion of adjusted net sales, see page 10—"Non-IFRS Measures.".
(3)
For a further discussion of EBITDA and adjusted EBITDA, see page 10—"Non-IFRS Measures."
(4)
For a further discussion of free cash flow, see page 10—"Non-IFRS Measures."
(5)
For a further discussion of net debt and net debt to adjusted EBITDA, see page 10—"Non-IFRS Measures."

2.     SIGNIFICANT EVENTS DURING THE THREE-MONTH PERIOD ENDED MARCH 31, 2015

January

        On January 19, 2015, the Board of Directors appointed Adil Mehboob-Khan as the Group CEO for Markets and Massimo Vian as the Group CEO for Product and Operations. The appointment of Adil Mehboob-Khan and Massimo Vian, entrusting them with all executive responsibilities, completed the Group's organizational change process which is aimed at providing governance that is more aligned to the global competitive landscape and able to fully grasp growth opportunities. It also unites the Group's organizational model with its strategic vision.

3.     FINANCIAL RESULTS

        We are a market leader in the design, manufacture and distribution of fashion, luxury, sport and performance eyewear, with net sales reaching over Euro 7.6 billion in 2014, approximately 78,000 employees and a strong global presence. We operate in two industry segments: (i) manufacturing and wholesale distribution; and (ii) retail distribution. See Note 4 of the Notes to the Consolidated Financial Statements as of March 31, 2015 for additional disclosures about our operating segments. Through our manufacturing and wholesale distribution segment, we are engaged in the design, manufacture, wholesale distribution and marketing of proprietary and designer lines of mid- to premium-priced prescription frames and sunglasses. We operate our retail distribution segment principally through our retail brands, which include, among others, LensCrafters, Sunglass Hut, OPSM, Pearle Vision, Laubman & Pank, Oakley "O" Stores and Vaults, David Clulow, GMO and our Licensed Brands (Sears Optical and Target Optical).

        As a result of our numerous acquisitions and the subsequent expansion of our business activities in the United States through these acquisitions, our results of operations, which are reported in Euro, are susceptible to currency rate fluctuations between the Euro and the U.S. dollar. The Euro/U.S. dollar exchange rate has fluctuated to an average exchange rate of Euro 1.00 = U.S. $1.1261 in the first three months of 2015 from Euro 1.00 = U.S. $1. 3696 in the first quarter of 2014. With the acquisition of OPSM and other businesses, our results of operations have been rendered more susceptible to currency fluctuations between the Euro and the Australian Dollar. Additionally, we incur part of our manufacturing costs in Chinese Yuan; therefore, the fluctuation of the Chinese Yuan could impact the demand of our products or our consolidated profitability. Although we engage in certain foreign currency hedging activities to mitigate the impact of these fluctuations, they have impacted our reported revenues and expenses during the periods discussed herein. The Group does not engage in long-term hedging activities to mitigate translation risk. This discussion should be read in conjunction with the risk factor discussion in Section 8 of the Management Report included with the 2014 Consolidated Financial Statements.

RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED MARCH 31, 2015 AND 2014

	Three months ended March 31,

(Amounts in thousands of Euro)	2015	% of net sales	2014	% of net sales

Net sales	2,209,850	100.0%	1,842,334	100.0%
Cost of sales	727,886	32.9%	664,142	36.0%

Gross profit	1,481,964	67.1%	1,178,192	64.0%

Selling	683,935	30.9%	547,667	29.7%
Royalties	43,914	2.0%	36,003	2.0%
Advertising	135,938	6.2%	108,504	5.9%
General and administrative	259,860	11.8%	215,804	11.7%
Total operating expenses	1,123,646	50.8%	907,978	49.3%

Income from operations	358,318	16.2%	270,214	14.7%

Other income/(expense)
Interest income	2,999	0.1%	2,831	0.2%
Interest expense	(30,089)	(1.4%)	(26,029)	(1.4%)
Other—net	1,441	0.1%	1,345	0.1%

Income before provision for income taxes	332,669	15.1%	248,360	13.5%

Provision for income taxes	(120,653)	(5.5%)	(89,382)	(4.9%)

Net income	212,016	9.6%	158,978	8.6%

Attributable to
—Luxottica Group stockholders	210,385	9.5%	157,327	8.5%
—non-controlling interests	1,632	0.1%	1,651	0.1%

NET INCOME	212,016	9.6%	158,978	8.6%

        In order to represent the Group's operating performance on a consistent basis in this Management Report, Net sales as represented in the Group's Consolidated Financial Statements have been adjusted to take into account the EyeMed Adjustment (as defined above) which is equal to Euro 42.0 million for the three-month period ended March 31, 2015.

        Net Sales.    Net sales increased by Euro 367.5 million, or 19.9%, to Euro 2,209.9 million in the first quarter of 2015 from Euro 1,842.3 million in the same period of 2014. Euro 135.2 million of this increase was attributable to increased sales in the manufacturing and wholesale distribution segment and to increased sales of Euro 232.3 million in the retail distribution segment. Adjusted(6) net sales in 2015, which include the Eyemed Adjustment of Euro 42.0 million, were Euro 2,251.9 million.

        Please find the reconciliation between adjusted(6) net sales and net sales in the following table:

(Amounts in million of Euro)	March 31, 2015	March 31, 2014

Net sales	2,209.9	1,842.3
> EyeMed Adjustment	42.0	—

Adjusted net sales	2,251.9	1,842.3

(6)
For a further discussion of adjusted net sales, see page 10—"Non-IFRS Measures."

        Net sales for the retail distribution segment increased by Euro 232.3 million, or 22.4%, to Euro 1,270.0 million in the first three months of 2015 from Euro 1,037.7 million in the same period of 2014. The increase in net sales for the period was partially attributable to a 5.9% increase in comparable store(7) sales for LensCrafters and a 7.8% increase in comparable store sales for Sunglass Hut. The effects from currency fluctuations between the Euro, which is our reporting currency, and other currencies in which we conduct business, in particular the strengthening of the U.S. dollar and the Australian dollar compared to the Euro, increased net sales in the retail distribution segment by Euro 198.4 million.

        Adjusted(8) net sales of the retail division in the first three months of 2015, which include the Eyemed Adjustment of Euro 42.0 million, were Euro 1,312.0 million.

        Please find the reconciliation between adjusted(8) net sales of the retail division and net sales of the retail division in the following table:

(Amounts in millions of Euro)	March 31, 2015	March 31, 2014

Net sales	1,270.0	1,037.7
> EyeMed Adjustment	42.0	—

Adjusted net sales	1,312.0	1,037.7

        Net sales to third parties in the manufacturing and wholesale distribution segment increased in the first three months of 2015 by Euro 135.2 million, or 16.8%, to Euro 939.9 million from Euro 804.6 million in the same period of 2014. This increase was mainly attributable to increased sales of most of our proprietary brands, in particular Ray-Ban and Oakley, and of certain designer brands including Prada, Dolce & Gabbana and the launch of Michael Kors. Additionally, this increase occurred in most geographic areas in which the Group operates and was impacted by positive currency fluctuations, in particular the strengthening of the U.S. dollar and the Brazilian Real compared to the Euro, which increased net sales in the wholesale distribution segment by Euro 71.0 million

        In the first three months of 2015, net sales in the retail distribution segment accounted for approximately 57.5% of total net sales, as compared to approximately 56.3% of total net sales in the same period of 2014.

        In the first three months of 2015 and 2014, net sales in our retail distribution segment in the United States and Canada comprised 78.6% and 77.8%, respectively, of our total net sales in this segment. In U.S. dollars, retail net sales in the United States and Canada increased by 1.6% to U.S. $1,123.6 million in the first quarter of 2015 from U.S. $1,106.1 million in the same period of 2014. During the first three months of 2015, net sales in the retail distribution segment in the rest of the world (excluding the United States and Canada) comprised 21.4% of our total net sales in the retail distribution segment and increased by 18.3% to Euro 272.2 million in the first three months of 2015 from Euro 230.1 million, or 22.2% of our total net sales in the retail distribution segment, in the same period of 2014, mainly due to positive currency fluctuations.

        In the first three months of 2015, net sales to third parties in our manufacturing and wholesale distribution segment in Europe were Euro 375.4 million, comprising 39.9% of our total net sales in this segment, compared to Euro 352.8 million, or 43.9% of total net sales in this segment in the same period of 2014, increasing by Euro 22.6 million or 6.4% in 2014 as compared to the same period of 2014. Net sales to third parties in our manufacturing and wholesale distribution segment in the United States and Canada were U.S. $309.9 million and comprised 29.3% of our total net sales in this segment in the first three

(7)
Comparable store sales reflects the change in sales from one period to another that, for comparison purposes, includes in the calculation only stores open in the more recent period that also were open during the comparable prior period in the same geographic area, and applies to both periods the average exchange rate for the prior period.
(8)
For a further discussion of adjusted net sales, see page 10—"Non-IFRS Measures."

months of 2015, compared to U.S. $285.8 million, or 25.9% of total net sales in this segment, in the same period of 2014. The increase in net sales in the United States and Canada was primarily due to a general increase in consumer demand. In the first three months of 2015, net sales to third parties in our manufacturing and wholesale distribution segment in the rest of the world were Euro 289.3 million, comprising 30.8% of our total net sales in this segment, compared to Euro 243.1 million, or 30.2% of our net sales in this segment, in the same period of 2014, with an increase of Euro 46.2 million, or 19.0%, as of March 31, 2015 as compared to the same period of 2014.

        Cost of Sales.    Cost of sales increased by Euro 63.7 million, or 9.6%, to Euro 727.9 million in the first three months of 2015 from Euro 664.1 million in the same period of 2014. As a percentage of net sales, cost of sales was 32.9% and 36.0% in the first three months of 2015 and 2014, respectively, with the percentage year-over-year change primarily driven by production efficiencies. In the first three months of 2015, the average number of frames produced daily in our facilities increased to approximately 337,000 as compared to approximately 290,900 in the same period of 2014. Adjusted cost of sales(9) of the retail distribution segment in the first three months of 2015, which include the EyeMed adjustment equal to Euro 42.0 million, was Euro 769.9 million.

        Please find the reconciliation between adjusted cost of sales(9) and cost of sales in the following table:

(Amounts in millions of Euro)	March 31, 2015	March 31, 2014

Cost of sales	727.9	664.1
> Eyemed Adjustment	42.0	—

Adjusted cost of sales	769.9	664.1

        Gross Profit.    Our gross profit increased by Euro 303.8 million, or 25.8%, to Euro 1,482.0 million in the first three months of 2015 from Euro 1,178.2 million in the same period of 2014. As a percentage of net sales, gross profit increased to 67.1% in the first three months of 2015 from 64.0% in the same period of 2014.

        Operating Expenses.    Total operating expenses increased by Euro 215.7 million, or 23.8%, to Euro 1,123.6 million in the first three months of 2015 from Euro 908.0 million in the same period of 2014. As a percentage of net sales, operating expenses increased to 50.8% in the first three months of 2015 from 49.3% in the same period of 2014.

        Selling and advertising expenses (including royalty expenses) increased by Euro 171.6 million, or 24.8%, to Euro 863.8 million in the first three months of 2015 from Euro 692.2 million in the same period of 2014. Selling expenses increased by Euro 136.3 million, or 24.9%. Advertising expenses increased by Euro 27.4 million, or 25.3%. As a percentage of net sales, selling and advertising expenses were 39.1% and 37.6% in the first quarter of 2015 and 2014, respectively. Royalties increased by Euro 7.9 million, or 22.0%. This increase is mainly due to the strengthening of certain currencies in which the Group operates.

        General and administrative expenses, including intangible asset amortization, increased by Euro 44.1 million, or 20.4%, to Euro 259.9 million in the first three months of 2015, as compared to Euro 215.8 million in the same period of 2014. As a percentage of net sales, general and administrative expenses were 11.8% in the first three months of 2015 compared to 11.7% in the same period of 2014.

        Income from Operations.    For the reasons described above, income from operations increased by Euro 88.1 million to Euro 358.3 million in the first three months of 2015 from Euro 270.2 million in the same period of 2014. As a percentage of net sales, income from operations increased to 16.2% in 2015 from 14.7% in 2014.

(9)
For a further discussion of adjusted cost of sales, see page 10—"Non-IFRS Measures."

        Other Income (Expense)—Net.    Other income (expense)—net was Euro (25.6) million in the first three months of 2015 as compared to Euro (21.9) million in the same period of 2014. Net interest expense was Euro 27.1 million in the first three months of 2015 as compared to Euro 23.2 million in the same period of 2014. The increase was mainly due to the strengthening of the U.S. dollar against the Euro and the repayment of Euro 500 million of bonds on February 27, 2015.

        Net Income.    Income before taxes increased by Euro 84.3 million, or 33.9%, to Euro 332.7 million in the first three months of 2015 from Euro 248.4 million in the same period of 2014. As a percentage of net sales, income before taxes increased to 15.1% in 2015, from 13.5% in 2014.

        Our effective tax rate was 36.3% and 36.0% in the first quarter of 2015 and 2014, respectively.

        Net income attributable to non-controlling interests was equal to Euro 1.6 million and Euro 1.7 million, in the first quarter of 2015 and 2014, respectively.

        Net income attributable to Luxottica Group stockholders increased by Euro 53.1 million, or 33.7%, to Euro 210.4 million in the first three months of 2015 from Euro 157.3 million in the same period of 2014. Net income attributable to Luxottica Group stockholders as a percentage of net sales increased to 9.5% in the first three months of 2015 from 8.5% in 2014.

        Basic earnings per share was Euro 0.44 in the first three months of 2015 and Euro 0.33 in the same period of 2014.

OUR CASH FLOWS

        The following table sets forth certain items included in our statements of consolidated cash flows included in Item 2 of this report for the periods indicated.

(Amounts in thousands of Euro)		As of March 31, 2015	As of March 31, 2014

A)	Cash and cash equivalents at the beginning of the period	1,453,587	617,995
B)	Net cash provided by operating activities	105,747	127,432
C)	Cash provided/(used) in investing activities	(92,307)	(110,584)
D)	Cash provided/(used) in financing activities	(37,621)	514,435
E)	Effect of exchange rate changes on cash and cash equivalents	66,725	114
F)	Net change in cash and cash equivalents	42,544	531,397

G)	Cash and cash equivalents at the end of the period	1,496,130	1,149,393

        Operating Activities.    The Company's net cash provided by operating activities in the first three months of 2015 and 2014 was Euro 105.7 million and Euro 127.4 million, respectively.

        Depreciation and amortization were Euro 111.6 million in the first three months of 2015 as compared to Euro 89.6 million in the same period of 2014.

        The change in accounts receivable was Euro (205.6) million in the first three months of 2015 as compared to Euro (160.7) million in the same period of 2014. This change in the first quarter of 2015 as compared to 2014 was primarily due to the higher volume of sales which was partially offset by an improvement in collections. The change in Cash (used)/generated in inventory was Euro (45.8) million in the first three months of 2015 as compared to Euro 21.6 million in the first three months of 2014 is mainly due to the inaugural launch of the Michael Kors collection. The change in Cash used in accounts payable was Euro (8.7) million in the first three months of 2015 as compared to Euro (62.8) million in the same period of 2014. The change as compared to the previous year was primarily due to the continuous improvement in payment terms and conditions. The change in Cash (used)/generated in other assets and liabilities was Euro (30.3) and Euro 1.9 million in the first three months of 2015 and 2014, respectively. The change in the first quarter of 2015 as compared to the same period of 2014 was primarily due to the payment of salaries to store personnel in the retail division in North America. Income taxes paid in the first three months of 2015 were Euro (45.7) million as compared to Euro (15.1) million in the same period of 2014. The increase in income taxes paid in the first quarter of 2015 was due to the payment of Euro 29.0 million related to the tax audit of Luxottica S.r.l. by Italian authorities for the 2008 tax year. Interest paid was Euro (51.3) million as compared to Euro (34.3) million in the first three months of 2015 and 2014, respectively. The increase is mainly due to interest accruing on bonds that were issued by the Group during the first half of 2014 with a payment being made with respect to these securities for the first time in the first quarter of 2015.

        Investing Activities.    The Company's net cash used in investing activities was Euro (92.3)  million and Euro (110.6) million in the first three months of 2015 and 2014, respectively. The primary investment activities in the first three months of 2015 were related to (i) the acquisition of tangible assets for Euro (56.1) million and (ii) the acquisition of intangible assets for Euro (36.2) million. The primary investment activities in the first three months of 2014 were related to (i) the acquisition of tangible assets for Euro (50.2) million, (ii) the acquisition of intangible assets for Euro (31.0) million and (iii) Euro (29.3) million related to the acquisition of glasses.com.

        Financing Activities.    The Company's net cash provided by/(used in) financing activities was Euro (37.6) million and Euro 514.4 million in the first three months of 2015 and 2014, respectively. Cash provided by financing activities in the first quarter of 2015 consisted primarily of (i) Euro (20.8) million related to the payment of existing debt, (ii) Euro (27.0) million used to reduce financial liabilities and (iii) Euro 8.3 million related to the exercise of stock options. Cash generated in the first three months of 2014 are due to (i) Euro 500.0 million related to the issuance of new bonds, (ii) increase of financial liabilities for Euro 21.1 million and (iii) Euro 6.2 million related to the exercise of stock options.

OUR CONSOLIDATED STATEMENT OF FINANCIAL POSITION

ASSETS (Amounts in thousands of Euro)	March 31, 2015	December 31, 2014

CURRENT ASSETS:
Cash and cash equivalents	1,496,130	1,453,587
Accounts receivable—net	999,432	754,306
Inventories—net	809,426	728,404
Other assets	249,786	231,397

Total current assets	3,554,774	3,167,695
NON-CURRENT ASSETS:
Property, plant and equipment—net	1,411,039	1,317,617
Goodwill	3,651,548	3,351,263
Intangible assets—net	1,512,773	1,384,501
Investments	63,272	61,176
Other assets	121,900	123,848
Deferred tax assets	197,972	188,199

Total non-current assets	6,958,505	6,426,603

TOTAL ASSETS	10,513,279	9,594,297

LIABILITIES AND STOCKHOLDERS' EQUITY	March 31, 2015	December 31, 2014

CURRENT LIABILITIES:
Short term borrowings	132,714	151,303
Current portion of long-term debt	643,414	626,788
Accounts payable	777,778	744,272
Income taxes payable	136,182	42,603
Short term provisions for risks and other charges	180,539	187,719
Other liabilities	685,733	636,055

Total current liabilities	2,556,360	2,388,740
NON-CURRENT LIABILITIES:
Long-term debt	1,724,787	1,688,415
Employee benefits	159,457	138,475
Deferred tax liabilities	279,695	266,896
Long term provisions for risks and other charges	103,550	99,223
Other liabilities	95,232	83,770

Total non-current liabilities	2,362,721	2,276,778
STOCKHOLDERS' EQUITY:
Luxottica Group stockholders' equity	5,585,337	4,921,479
Non-controlling interests	8,860	7,300

Total stockholders' equity	5,594,198	4,928,779

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	10,513,279	9,594,297

        As of March 31, 2015, total assets increased by Euro 919.0 million to Euro 10,513.3 million, compared to Euro 9,594.3 million as of December 31, 2014.

        In the first three months of 2015, non-current assets increased by Euro 531.9 million, due to an increase in intangible assets (including goodwill) of Euro 428.6 million, an increase in property, plant and equipment of Euro 93.4 million and an increase in deferred tax assets of Euro 9.8 million.

        The increase in intangible assets was due to the positive effects of foreign currency fluctuations of Euro 435.2 million and to the additions in the period of Euro 37.9 million which were partially offset by amortization in the period of Euro 46.2 million.

        The increase in property, plant and equipment was due to the positive currency fluctuation effects of Euro 107.5 million as of March 31, 2015 compared to December 31, 2014 and partially offset by depreciation in the period of Euro 65.4 million.

        As of March 31, 2015 as compared to December 31, 2014:

  •
  Accounts receivable increased by Euro 245.1 million, primarily due to (i) the increase in net sales during the first three months of 2015 and (ii) the seasonality of the Group's business which is generally characterized by higher sales in the first half of the year and collection of the related receivables in the second half of the year;

  •
  Inventories increased by Euro 81.0 million mainly due to the effects of foreign currency fluctuations of Euro 35.2 million and to the launch of the new Michael Kors collection;

  •
  Accounts payable increased by Euro 33.5 million, primarily due to the increase in volumes and payments made in the first three months of 2015 and to the strengthening of certain currencies in which the Group operates;

  •
  Current taxes payable increased by Euro 93.6 million due to the timing of tax payments made by the Group in various jurisdictions;

  •
  Employee benefits increased by Euro 21.0 million which was primarily due to a decrease in the discount rate used to determine employee benefit liabilities.

        Our net financial position as of March 31, 2015 and December 31, 2014 was as follows:

(Amounts in thousands of Euro)	March 31, 2015	December 31, 2014

Cash and cash equivalents	1,496,130	1,453,587
Bank overdrafts	(132,714)	(151,303)
Current portion of long-term debt	(643,414)	(626,788)
Long-term debt	(1,724,787)	(1,688,415)

Total net debt	(1,004,785)	(1,012,918)

        Bank overdrafts consist of the utilized portion of short-term uncommitted revolving credit lines borrowed by various subsidiaries of the Group; the interest rate applied to these credit lines depends on the currency and is usually floating.

        As of March 31, 2015, Luxottica together with our wholly-owned Italian subsidiaries, had credit lines aggregating of Euro 225.3 million. The interest rate is a floating rate of EURIBOR plus a margin on average of approximately 90 basis points. At March 31, 2015, Euro 5.4 million was utilized under these credit lines.

        As of March 31, 2015, our wholly-owned subsidiary Luxottica U.S. Holdings Corp. maintained unsecured lines of credit with an aggregate maximum availability of Euro 115.4 million (USD 130.0 million converted at applicable exchange rate for the period ended March 31, 2015). The interest is at a floating rate of approximately LIBOR plus 50 basis points. At March 31, 2015, Euro 5.4 million was utilized under these credit lines and there was Euro 32.2 million in aggregate face amount of standby letters of credit outstanding related to guarantees on these lines of credit.

4.     RELATED PARTY TRANSACTIONS

        Our related party transactions are neither atypical nor unusual and occur in the ordinary course of our business. Management believes that these transactions are fair to the Company. These transactions are managed as arms-length market transactions. For further details regarding related party transactions, please refer to Note 28 of the Notes to the Consolidated Financial Statements as of March 31, 2015.

        On January 26, 2013, the Company elected to avail itself of the options provided by Article 70, Section 8, and Article 71, Section 1- bis, of CONSOB Issuers' Regulations and, consequently, will no longer comply with the obligation to make available to the public an information memorandum in connection with transactions involving significant mergers, spin-offs, increases in capital through contributions in kind, acquisitions and disposals.

5.     SUBSEQUENT EVENTS

        For a description of significant events after March 31, 2015, please refer to Note 32 of the Notes to the Consolidated Financial Statements as of March 31, 2015.

6.     2015 OUTLOOK

        The financial results reported for the first three months of 2015 lead management to an optimistic outlook for the full fiscal year primarily driven by the strong performance of the Group's brand portfolio.

NON-IFRS MEASURES

Adjusted measures

        In this Management Report we refer to certain performance measures that are not in accordance with IFRS. Such non-IFRS measures are not meant to be considered in isolation or as a substitute for items appearing on our financial statements prepared in accordance with IFRS. Rather, these non-IFRS measures should be used as a supplement to IFRS results to assist the reader in better understanding our operational performance.

        Such measures are not defined terms under IFRS and their definitions should be carefully reviewed and understood by investors. Such non-IFRS measures are explained in detail and reconciled to their most comparable IFRS measures below.

        In order to provide a supplemental comparison of current period results of operations to prior periods, we have adjusted for certain non-recurring transactions or events.

        In the first quarter of 2015, we made adjustments to the following measures: net sales and cost of sales. We adjusted the above items for the modification of the EyeMed reinsurance agreement referenced above with an impact for the three-month period ended March 31, 2015 equal to Euro 42.0 million (the "EyeMed Adjustment").

        The adjusted measures referenced above are not measures of performance in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board and endorsed by the European Union. The Group believes that these adjusted measures are useful to both management and investors in evaluating the Group's operating performance compared with that of other companies in its industry in order to provide a supplemental view of operations that exclude items that are unusual, infrequent or unrelated to our ongoing operations.

        Non-IFRS measures such as EBITDA, EBITDA margin, free cash flow and the ratio of net debt to EBITDA are included in this Management Report in order to:

  •
  improve transparency for investors;

  •
  assist investors in their assessment of the Group's operating performance and its ability to refinance its debt as it matures and incur additional indebtedness to invest in new business opportunities;

  •
  assist investors in their assessment of the Group's cost of debt;

  •
  ensure that these measures are fully understood in light of how the Group evaluates its operating results and leverage;

  •
  properly define the metrics used and confirm their calculation; and

  •
  share these measures with all investors at the same time.

        See the tables below for a reconciliation of the adjusted measures discussed above to their most directly comparable IFRS financial measures. For a reconciliation of EBITDA to its most directly comparable IFRS measure, see the pages following the tables below (Amounts in millions of Euros):

	1Q2015
Luxottica Group	Net sales	Cost of Sales	EBITDA	Operating Income	Net Income	Base EPS

Reported	2,209.9	(727.9)	469.9	358.3	210.4	0.44
> EyeMed Adjustment	42.0	(42.0)	—	—	—	—
Adjusted	2,251.9	(769.9)	469.9	358.3	210.4	0.44

EBITDA and EBITDA margin

        EBITDA represents net income attributable to Luxottica Group stockholders, before non-controlling interests, provision for income taxes, other income/expense, depreciation and amortization. EBITDA margin means EBITDA divided by net sales. We believe that EBITDA is useful to both management and investors in evaluating our operating performance compared to that of other companies in our industry. Our calculation of EBITDA allows us to compare our operating results with those of other companies without giving effect to financing, income taxes and the accounting effects of capital spending, which items may vary for different companies for reasons unrelated to the overall operating performance of a company's business.

        EBITDA and EBITDA margin are not meant to be considered in isolation or as a substitute for items appearing in our financial statements prepared in accordance with IFRS. Rather, these non-IFRS measures should be used as a supplement to IFRS results to assist the reader in better understanding the operational performance of the Group. For additional information on the Group's non-IFRS measures used in this report, see "NON-IFRS MEASURES—Adjusted Measures" set forth above.

        Investors should be aware that our method of calculating EBITDA may differ from methods used by other companies. We recognize that the usefulness of EBITDA has certain limitations, including:

  •
  EBITDA does not include interest expense. Because we have borrowed money in order to finance our operations, interest expense is a necessary element of our costs and ability to generate profits and cash flows. Therefore, any measure that excludes interest expense may have material limitations;

  •
  EBITDA does not include depreciation and amortization expense. Because we use capital assets, depreciation and amortization expense is a necessary element of our costs and ability to generate profits. Therefore, any measure that excludes depreciation and amortization expense may have material limitations;

  •
  EBITDA does not include provision for income taxes. Because the payment of income taxes is a necessary element of our costs, any measure that excludes tax expense may have material limitations;

  •
  EBITDA does not reflect cash expenditures or future requirements for capital expenditures or contractual commitments;

  •
  EBITDA does not reflect changes in, or cash requirements for, working capital needs;

  •
  EBITDA does not allow us to analyze the effect of certain recurring and non-recurring items that materially affect our net income or loss.

        We compensate for the foregoing limitations by using EBITDA as a comparative tool, together with IFRS measurements, to assist in the evaluation of our operating performance and leverage. The following table provides a reconciliation of EBITDA to net income, which is the most directly comparable IFRS financial measure, as well as the calculation of EBITDA margin on net sales:

Non-IFRS Measure: EBITDA and EBITDA margin

Millions of Euro	1Q 2014	1Q 2015	FY 2014	LTM March 31, 2015

Net income/(loss)	157.3	210.4	642.6	695.7
(+)
Net income attributable to non-controlling interest	1.7	1.6	3.4	3.4
(+)
Provision for income taxes	89.4	120.7	414.1	445.3
(+)
Other (income)/expense	21.9	25.6	97.5	101.3
(+)
Depreciation and amortization	89.6	111.6	384.0	406.0
(+)

EBITDA	359.9	469.9	1,541.6	1,651.7
(=)
Net sales	1,842.3	2,209.9	7,652.3	8,019.8
(/)
EBITDA margin	19.5%	21.3%	20.1%	20.6%
(=)

Non-IFRS Measure: Adjusted EBITDA and Adjusted EBITDA margin

Millions of Euro	1Q 2014	1Q 2015(1)	FY 2014(1,2,3)	LTM March 31, 2015(1,2,3)

Adjusted net income/(loss)	157.3	210.4	687.4	740.5
(+)
Net income attributable to non-controlling interest	1.7	1.6	3.4	3.4
(+)
Adjusted provision for income taxes	89.4	120.7	389.2	420.5
(+)
Other (income)/expense	21.9	25.6	97.5	101.3
(+)
Depreciation and amortization	89.6	111.6	384.0	406.0
(+)

Adjusted EBITDA	359.9	469.9	1,561.6	1,671.7
(=)
Net sales	1,842.3	2,251.9	7,698.9	8,108.4
(/)
Adjusted EBITDA margin	19.5%	20.9%	20.3%	20.6%
(=)

The adjusted figures:

(1)
include the EyeMed Adjustment. Starting from July 1, 2014 following the modification of an EyeMed reinsurance agreement with an existing underwriter, the Group assumes less reinsurance revenues and less claims expense. The impact of the new contract for the twelve-month period ended December 31, 2014 was Euro 46.6 million and for the three month-period ended March 31, 2015 was Euro 42.0 million;

(2)
exclude the accrual for the tax audit relating to Luxottica S.r.l. (fiscal years from 2008 to 2011) of approximately Euro 30.0 million; and

(3)
non-recurring costs of approximately Euro 20.0 million (Euro 14.5 million net of tax) related to the departure of Andrea Guerra and Enrico Cavatorta as Group's CEOs.

Free Cash Flow

        Free cash flow represents EBITDA, as defined above, plus or minus the decrease/(increase) in working capital over the period, less capital expenditures, plus or minus interest income/(expense) and extraordinary items, minus taxes paid. Our calculation of free cash flow provides a clearer picture of our ability to generate net cash from operations, which is used for mandatory debt service requirements, to fund discretionary investments, pay dividends or pursue other strategic opportunities. For additional information on Group's non-IFRS measures used in this report, see "NON-IFRS MEASURES—Adjusted Measures" set forth above.

        Free cash flow is not meant to be considered in isolation or as a substitute for items appearing on our financial statements prepared in accordance with IFRS. Rather, this non-IFRS measure should be used as a supplement to IFRS results to assist the reader in better understanding the operational performance of the Group.

        The Group cautions that this measure is not a defined term under IFRS and its definition should be carefully reviewed and understood by investors.

        Investors should be aware that our method of calculation of free cash flow may differ from methods used by other companies. We recognize that the usefulness of free cash flow as an evaluative tool may have certain limitations, including:

  •
  The manner in which we calculate free cash flow may differ from that of other companies, which limits its usefulness as a comparative measure;

  •
  Free cash flow does not represent the total increase or decrease in the net debt balance for the period since it excludes, among other things, cash used for funding discretionary investments and to pursue strategic opportunities during the period and any impact of the exchange rate changes; and

  •
  Free cash flow can be subject to adjustment at our discretion if we take steps or adopt policies that increase or diminish our current liabilities and/or changes to working capital.

        We compensate for the foregoing limitations by using free cash flow as one of several comparative tools, together with IFRS measurements, to assist in the evaluation of our operating performance.

        The following table provides a reconciliation of free cash flow to EBITDA and the table above provides a reconciliation of EBITDA to net income, which is the most directly comparable IFRS financial measure:

Non-IFRS Measure: Free cash flow

(Amounts in millions of Euro)	1Q 2015

EBITDA(1)	470
Δ working capital	(266)
Capex	(94)

Operating cash flow	110
Financial charges(2)	(27)
Taxes	(46)
Other—net	1

Free cash flow	38

(1)
EBITDA is not an IFRS measure; please see table above for a reconciliation of EBITDA to net income.

(2)
Equals interest income minus interest expense.

Net debt to EBITDA ratio

        Net debt represents the sum of bank overdrafts, the current portion of long-term debt and long-term debt, less cash. The ratio of net debt to EBITDA is a measure used by management to assess the Group's level of leverage, which affects our ability to refinance our debt as it matures and incur additional indebtedness to invest in new business opportunities. The ratio also allows management to assess the cost of existing debt since it affects the interest rates charged by the Company's lenders.

        EBITDA and the ratio of net debt to EBITDA are not meant to be considered in isolation or as a substitute for items appearing on our financial statements prepared in accordance with IFRS. Rather, these non-IFRS measures should be used as a supplement to IFRS results to assist the reader in better understanding the operational performance of the Group. For additional information on Group's non-IFRS measures used in this report, see "NON-IFRS MEASURES—Adjusted Measures" set forth above.

        The Group cautions that these measures are not defined terms under IFRS and their definitions should be carefully reviewed and understood by investors.

        Investors should be aware that Luxottica Group's method of calculating EBITDA and the ratio of net debt to EBITDA may differ from methods used by other companies.

        The Group recognizes that the usefulness of EBITDA and the ratio of net debt to EBITDA as evaluative tools may have certain limitations. The ratio of net debt to EBITDA is net of cash and cash equivalents, restricted cash and short-term investments, thereby reducing our debt position.

        Because we may not be able to use our cash to reduce our debt on a dollar-for-dollar basis, this measure may have material limitations. We compensate for the foregoing limitations by using EBITDA and the ratio of net debt to EBITDA as two of several comparative tools, together with IFRS measurements, to assist in the evaluation of our operating performance and leverage.

        See the table below for a reconciliation of net debt to long-term debt, which is the most directly comparable IFRS financial measure, as well as the calculation of the ratio of net debt to EBITDA. For a reconciliation of EBITDA to its most directly comparable IFRS measure, see the table on the earlier page.

Non-IFRS Measure: Net debt and Net debt/EBITDA

(Amounts in millions of Euro)	March 31, 2015		December 31, 2014

Long-term debt	1,724.8		1,688.4
(+)
Current portion of long-term debt	643.4		626.8
(+)
Bank overdrafts	132.7		151.3
(+)
Cash	(1,496.1)		(1,453.6)
(-)
Net debt	1,004.8		1,012.9
(=)
LTM EBITDA	1,651.7		1,541.6
Net debt/EBITDA	0.6	x	0.7	x
Net debt @ avg. exchange rates(1)	954.6		984.3
Net debt @ avg. exchange rates(1)/EBITDA	0.6	x	0.6	x

(1)
Net debt figures are calculated using the average exchange rates used to calculate the EBITDA figures.

Non-IFRS Measure: Net debt and Net debt/Adjusted EBITDA

(Amounts in millions of Euro)	March 31, 2015		December 31, 2014(2)

Long-term debt	1,724.8		1,688.4
(+)
Current portion of long-term debt	643.4		626.8
(+)
Bank overdrafts	132.7		151.3
(+)
Cash	(1,496.1)		(1,453.6)
(-)
Net debt	1,004.8		1,012.9
(=)
LTM Adjusted EBITDA	1,671.7		1,561.6
Net debt/LTM Adjusted EBITDA	0.6	x	0.6	x
Net debt @ avg. exchange rates(1)	954.6		984.3
Net debt @ avg. exchange rates(1)/LTM EBITDA	0.6	x	0.6	x

(1)
Net debt figures are calculated using the average exchange rates used to calculate the EBITDA figures.

(2)
Adjusted figures exclude the non-recurring costs of approximately 20.0 million (Euro 14.5 million net of tax) related to the departure of Andrea Guerra and Enrico Cavatorta as Group's CEOs.

FORWARD-LOOKING INFORMATION

        Throughout this report, management has made certain "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995 which are considered prospective. These statements are made based on management's current expectations and beliefs and are identified by the use of forward-looking words and phrases such as "plans," "estimates," "believes" or "belief," "expects" or other similar words or phrases.

        Such statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those which are anticipated. Such risks and uncertainties include, but are not limited to, our ability to manage the effect of the uncertain current global economic conditions on our business, our ability to successfully acquire new businesses and integrate their operations, our ability to predict future economic conditions and changes in consumer preferences, our ability to successfully introduce and market new products, our ability to maintain an efficient distribution network, our ability to achieve and manage growth, our ability to negotiate and maintain favorable license arrangements, the availability of correction alternatives to prescription eyeglasses, fluctuations in exchange rates, changes in local conditions, our ability to protect our proprietary rights, our ability to maintain our relationships with host stores, any failure of our information technology, inventory and other asset risk, credit risk on our accounts, insurance risks, changes in tax laws, as well as other political, economic, legal and technological factors and other risks and uncertainties described in our filings with the U.S. Securities and Exchange Commission. These forward-looking statements are made as of the date hereof, and we do not assume any obligation to update them.

ITEM 2.    FINANCIAL STATEMENTS

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(Amounts in thousands of Euro)	Note reference	March 31, 2015	Of which related parties (note 28)	December 31, 2014	Of which related parties (note 28)

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	5	1,496,130	—	1,453,587	—
Accounts receivable	6	999,432	11,624	754,306	10,168
Inventories	7	809,426	—	728,404	—
Other assets	8	249,786	4,887	231,397	3,245

Total current assets		3,554,774	16,511	3,167,695	13,414
NON-CURRENT ASSETS:
Property, plant and equipment	9	1,411,039	—	1,317,617	—
Goodwill	10	3,651,548	—	3,351,263	—
Intangible assets	10	1,512,773	—	1,384,501	—
Investments	11	63,272	50,745	61,176	49,478
Other assets	12	121,900	—	123,848	809
Deferred tax assets	13	197,972	—	188,199	—

Total non-current assets		6,958,505	50,745	6,426,603	50,287

TOTAL ASSETS		10,513,279	67,256	9,594,297	63,701

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Short-term borrowings	14	132,714	—	151,303	—
Current portion of long-term debt	15	643,414	—	626,788	—
Accounts payable	16	777,778	19,058	744,272	19,978
Income taxes payable	17	136,182	—	42,603	—
Short term provisions for risks and other charges	18	180,539	—	187,719	—
Other liabilities	19	685,733	826	636,055	959

Total current liabilities		2,556,360	19,884	2,388,740	20,937
NON-CURRENT LIABILITIES:
Long-term debt	20	1,724,787	—	1,688,415	—
Employee benefits	21	159,457	—	138,475	—
Deferred tax liabilities	13	279,695	—	266,896	—
Long term provisions for risks and other charges	22	103,550	—	99,223	—
Other liabilities	23	95,232	—	83,770	—

Total non-current liabilities		2,362,721	—	2,276,778	—
STOCKHOLDERS' EQUITY:
Capital stock	24	28,923	—	28,900	—
Legal reserve	24	5,735	—	5,735	—
Reserves	24	5,404,505	—	4,318,124	—
Treasury shares	24	(64,210)	—	(73,875)	—
Net income	24	210,385	—	642,596	—

Luxottica Group stockholders' equity	24	5,585,337	—	4,921,479	—
Non-controlling interests	25	8,860	—	7,300	—
Total stockholders' equity		5,594,198	—	4,928,779	—

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		10,513,279	19,884	9,594,297	20,937

CONSOLIDATED STATEMENT OF INCOME

(Amounts in thousands of Euro)(1)	Note reference	Three Months ended March 31, 2015	Of which related parties (note 28)	Three Months ended March 31, 2014	Of which related parties (note 28)

Net sales	26	2,209,850	5,807	1,842,334	4,241
Cost of sales	26	727,886	21,892	664,142	12,922
Gross profit		1,481,964	(16,085)	1,178,192	(8,681)
Selling	26	683,935	22	547,667	—
Royalties	26	43,914	290	36,003	255
Advertising	26	135,938	30	108,504	24
General and administrative	26	259,860	1,022	215,804	221
Total operating expenses		1,123,646	1,364	907,978	500

Income from operations		358,318	(17,449)	270,214	(9,182)
Other income/(expense)
Interest income	26	2,999	—	2,831	—
Interest expense	26	(30,089)	—	(26,029)	—
Other—net	26	1,441	1	1,345	1

Income before provision for income taxes		332,669	(17,447)	248,360	(9,180)

Provision for income taxes	26	(120,653)	—	(89,382)	—
Net income		212,016		158,978

Of which attributable to:
—Luxottica Group stockholders		210,385	—	157,327	—
—Non-controlling interests		1,632	—	1,651	—

NET INCOME		212,016	—	158,978	—

Weighted average number of shares outstanding:
Basic	29	478,328,834		473,699,357
Diluted	29	480,379,196		477,383,188
EPS:
Basic	29	0.44		0.33
Diluted	29	0.44		0.33

(1)
Except per share data

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(Amounts in thousands of Euro)	Three Months ended March 31, 2015	Three Months ended March 31, 2014

Net income	212,016	158,978
Other comprehensive income:
Items that may be reclassified subsequently to profit or loss:
Currency translation differences	428,428	16,158

Total items that may be reclassified subsequently to profit or loss:	428,428	16,158

Items that will not be reclassified to profit or loss:
Actuarial gain on defined benefit plans—net of tax of Euro 6.8 million and Euro 11.8 million as of March 31, 2015 and March 31, 2014, respectively	(5,637)	(15,632)

Total items that will not be reclassified to profit or loss	(5,637)	(15,632)

Total other comprehensive income—net of tax	422,791	526

Total comprehensive income for the period	634,807	159,505

Attributable to:
—Luxottica Group stockholders' equity	633,010	157,549
—Non-controlling interests	1,797	1,956

Total comprehensive income for the period	634,807	159,505

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
FOR THE PERIODS ENDED MARCH 31, 2015 AND 2014

	Capital stock
				Additional paid-in capital			Translation of foreign operations and other			Non- controlling interests
(Amounts in thousands of Euro, except share data)	Number of shares	Amount	Legal reserve		Retained earnings	Stock options reserve		Treasury shares	Stockholders' equity

	Note 24									Note 25

Balance as of January 1, 2014	477,560,673	28,653	5,711	412,063	3,958,076	268,833	(447,447)	(83,060)	4,142,828	7,107

Total Comprehensive Income as of March 31, 2014	—	—	—	—	141,695	—	15,854	—	157,549	1,956

Exercise of stock options	4,322,476	259	—	5,895	—	—	—	—	6,154	—
Non-cash stock based compensation	—	—	—	—	—	10,631	—	—	10,631	—
Excess tax benefit on stock options	—	—	—	2,437	—	—	—	—	2,437	—
Granting of treasury shares to employees	—	—	—	—	(9,185)	—	—	9,185	—	—
Dividends	—	—	—	—	—	—	—	—	—	(1,054)
Balance as of March 31, 2014	481,883,149	28,912	5,711	420,395	4,090,586	279,464	(431,593)	(73,875)	4,319,599	8,009

Balance as of January 1, 2015	481,671,583	28,900	5,735	484,865	4,230,560	300,659	(55,364)	(73,875)	4,921,479	7,300

Total Comprehensive Income as of March 31, 2015	—	—	—	—	204,748	—	428,262	—	633,010	1,797

Exercise of stock options	391,250	23	—	8,265	—	—	—	—	8,288	—
Non-cash stock based compensation	—	—	—	—	—	15,333	—	—	15,333	—
Excess tax benefit on stock options	—	—	—	7,227	—	—	—	—	7,227	—
Granting of treasury shares to employees	—	—	—	—	(9,664)	—	—	9,664	—	—
Dividends	—	—	—	—	—	—	—	—	—	(237)
Balance as of March 31, 2015	482,062,833	28,923	5,735	500,357	4,425,643	315,992	372,898	(64,210)	5,585,337	8,860

CONSOLIDATED STATEMENT OF CASH FLOWS

(Amounts in thousands of Euro)	Note reference	March 31, 2015	March 31, 2014

Income before provision for income taxes		332,669	248,360

Stock-based compensation		15,333	10,631
Depreciation and amortization	9/10	111,608	89,637
Net loss fixed assets and other	9/10	4,168	2,021
Financial charges		30,089	26,029
Other non-monetary items		(716)	76
Changes in accounts receivable		(205,577)	(160,690)
Changes in inventories		(45,828)	21,613
Changes in accounts payable		(8,655)	(62,765)
Changes in other assets/liabilities		(30,310)	1,864

Total adjustments		(129,888)	(71,584)

Cash provided by operating activities		202,781	176,776
Interest paid		(51,313)	(34,258)
Tax paid		(45,721)	(15,086)

Net cash provided by operating activities		105,747	127,432

Additions of Property, plant and equipment	9	(56,138)	(50,208)
Purchases of businesses—net of cash acquired(*)		—	(29,329)
Additions to intangible assets	10	(36,169)	(31,047)

Cash used in investing activities		(92,307)	(110,584)

(*)
In the first three months of 2015 there have been no business acquisitions.

Purchases of businesses—net of cash acquired in the first three months of 2014 included the purchase of glasses.com for Euro (29.2) million.

CONSOLIDATED STATEMENT OF CASH FLOWS

(Amounts in thousands of Euro)	Note reference	March 31, 2015	March 31, 2014

Long-term debt:
—Proceeds	20	2,178	495,276
—Repayments	20	(20,846)	(7,072)
Short-term debt:
—Proceeds		(27,004)	—
—Repayments		—	21,132
Exercise of stock options	24	8,288	6,153
Dividends		(237)	(1,054)

Cash (used in)/provided financing activities		(37,621)	514,435

Increase (decrease) in cash and cash equivalents		(24,181)	531,283

Cash and cash equivalents, beginning of the period		1,453,587	617,995

Effect of exchange rate changes on cash and cash equivalents		66,725	114

Cash and cash equivalents, end of the period		1,496,130	1,149,393

Luxottica Group S.p.A.

Registered office at Piazzale Cadorna 3—20123 Milan
 Share capital € 28,923,769.98
Authorized and issued

Notes to the
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
AS OF MARCH 31, 2015

1. GENERAL INFORMATION

        Luxottica Group S.p.A. (hereinafter the "Company" or together with its consolidated subsidiaries, the "Group") is a company listed on Borsa Italiana and the New York Stock Exchange with its registered office located in Milan, Italy at Piazzale Luigi Cadorna 3, organized under the laws of the Republic of Italy.

        The Company is controlled by Delfin S.à r.l., a company subject to Luxembourg law. The chairman of the Board of Directors of the Company, Leonardo Del Vecchio, controls Delfin S.à r.l.

        In line with prior years, the retail division's fiscal year is a 52- or 53-week period ending on the Saturday nearest December 31. The use of a calendar fiscal year by the retail division would not have had a material impact on the consolidated financial statements. The Company's Board of Directors, at its meeting on May 4, 2015, approved the Group's interim condensed consolidated financial statements as of March 31, 2015 (hereinafter referred to as the "Financial Report") for publication.

        The financial statements included in this Financial Report are unaudited.

2. BASIS OF PREPARATION

        This Financial Report as of March 31, 2015 has been prepared in accordance with article 154-ter of the Legislative Decree No. 58 of February 24, 1998 and subsequent modifications and in accordance with the CONSOB Issuers Regulation in compliance with the International Financial Reporting Standards ("IFRS") issued by the International Accounting Standards Board ("IASB") and endorsed by the European Union in accordance with the regulation (CE) n. 1606/2002 of the European Parliament and of the Council dated July 19, 2002. Furthermore, this Financial Report has been prepared in accordance with International Accounting Standard ("IAS") 34—Interim Financial Reporting, and of the provisions which implement Article 9 of Legislative Decree no. 38/2005.

        IFRS are all the international accounting standards ("IAS") and all the interpretations of the International Financial Reporting Interpretations Committee ("IFRIC"), previously named the Standing Interpretation Committee ("SIC").

        This unaudited Financial Report as of March 31, 2015 should be read in connection with the consolidated financial statements as of December 31, 2014 which were prepared in accordance with IFRS, as endorsed by the European Union.

        In accordance with IAS 34, the Group has chosen to publish a set of condensed financial statements in its financial report as of March 31, 2015.

        The principles and standards used in the preparation of this unaudited Financial Report are consistent with those used in preparing the audited consolidated financial statements as of December 31, 2014 except as described in Note 3 "New Accounting Principles," and taxes on income which are accrued using the tax rate that would be applicable to projected total annual profit.

        This Financial Report has been prepared on a going concern basis. Management believes that there are no indicators that may cast significant doubt upon the Group's ability to continue as a going concern, in particular, over the next twelve months.

Notes to the
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
AS OF MARCH 31, 2015

2. BASIS OF PREPARATION (Continued)

        This Financial Report is composed of the Consolidated Statements of Financial Position, the Consolidated Statements of Income, the Consolidated Statements of Comprehensive Income, the Consolidated Statements of Changes in Equity, the Consolidated Statements of Cash Flows and Notes to the Condensed Consolidated Financial Statements as of March 31, 2015.

        The Group's reporting currency for the presentation of the Consolidated Financial Statements is the Euro. Unless otherwise specified, the figures in the statements and within these Notes to the Consolidated Financial Statements are expressed in thousands of Euro.

        The Group presents its Consolidated Statement of Income using the function of expense method. The Company presents current and non-current assets and current and non-current liabilities as separate classifications in its consolidated statements of financial position. This presentation of the Consolidated Statement of Income and of the Consolidated Statement of Financial Position is believed to provide the most relevant information. The Consolidated Statement of Cash Flows was prepared and presented utilizing the indirect method.

        The Financial Statements were prepared using the historical cost convention, with the exception of certain financial assets and liabilities for which measurement at fair value is required.

        The Group also applied CONSOB resolution n. 15519 dated July 27, 2006 and CONSOB communication n. 6064293 dated July 28, 2006.

        The preparation of this report required management to use estimates and assumptions that affected the reported amounts of revenue, costs, assets and liabilities, as well as disclosures relating to contingent assets and liabilities at the reporting date. Results published on the basis of such estimates and assumptions could vary from actual results that may be realized in the future.

        These measurement processes and, in particular, those that are more complex, such as the calculation of impairment losses on non-current assets, and the actuarial calculations necessary to calculate certain employee benefits liabilities, are generally carried out only when the audited consolidated financial statements for the fiscal year are prepared, unless there are indicators which require updates to estimates.

3. NEW ACCOUNTING PRINCIPLES

        There are no new accounting principles issued or modified during the first three months of 2015. For the new accounting principles applicable starting from January 1, 2015, please refer to Note 2 of the Notes to the Audited Consolidated Financial Statements as of December 31, 2014.

4. SEGMENT INFORMATION

        In accordance with IFRS 8—Operating segments, the Group operates in two industry segments: (1) Manufacturing and Wholesale Distribution (Wholesale), and (2) Retail Distribution (Retail).

        The criteria applied to identify the reporting segments are consistent with the way the Group is managed. In particular, the disclosures are consistent with the information periodically analyzed by the Group's Chief Executive Officers, in their role as Chief Operating Decision Makers, to make decisions about resources to be allocated to the segments and assess their performance.

Notes to the
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
AS OF MARCH 31, 2015

4. SEGMENT INFORMATION (Continued)

        Total assets for each reporting segment are no longer disclosed as they are not regularly reported to the highest authority in the Group's decision-making process.

(Amounts in thousands of Euro)	Manufacturing and Wholesale Distribution	Retail Distribution	Inter-segment transactions and corporate adjustments(c)	Consolidated

Three months ended March 31, 2015
Net sales(a)	939,860	1,269,990	—	2,209,850
Income from operations(b)	235,524	171,627	(48,833)	358,318
Interest income	—	—	—	2,999
Interest expense	—	—	—	(30,089)
Other-net	—	—	—	1,441
Income before provision for income taxes	—	—	—	332,669
Provision for income taxes	—	—	—	(120,653)
Net income	—	—	—	212,016
Of which attributable to:
Luxottica stockholders	—	—	—	210,385
Non-controlling interests	—	—	—	1,632
Capital expenditures	33,195	60,852	—	94,047
Depreciation and amortization	35,604	55,005	20,999	111,608

Three months ended March 31, 2014
Net sales(a)	804,615	1,037,719	—	1,842,334
Income from operations(b)	193,944	124,421	(48,151)	270,214
Interest income	—	—	—	2,831
Interest expense	—	—	—	(26,029)
Other-net	—	—	—	1,345
Income before provision for income taxes	—	—	—	248,360
Provision for income taxes	—	—	—	(89,382)
Net income	—	—	—	158,978
Of which attributable to:
Luxottica stockholders	—	—	—	157,327
Non-controlling interests	—	—	—	1,651
Capital expenditures	33,672	47,302	—	80,974
Depreciation and amortization	27,800	42,554	19,284	89,638

(a)
Net sales of both the Manufacturing and Wholesale Distribution segment and the Retail Distribution segment include sales to third-party customers only.

(b)
Income from operations of the Manufacturing and Wholesale Distribution segment is related to net sales to third-party customers only, excluding the "manufacturing profit" generated on the inter-company sales to the Retail Distribution segment. Income from operations of the Retail Distribution segment is related to retail sales, considering the cost of goods acquired from the Manufacturing and Wholesale Distribution segment at manufacturing cost, thus including the relevant "manufacturing profit" attributable to those sales.

(c)
Inter-segment transactions and corporate adjustments include corporate costs not allocated to a specific segment and amortization of acquired intangible assets.

Notes to the
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
AS OF MARCH 31, 2015

INFORMATION ON THE CONSOLIDATED STATEMENT OF FINANCIAL POSITION

CURRENT ASSETS

5. CASH AND CASH EQUIVALENTS

        Cash and cash equivalents are comprised of the following items (amounts in thousands of Euro):

(Amounts in thousands of Euro)	As of March 31, 2015	As of December 31, 2014

Cash at bank	1,488,073	1,441,145
Checks	5,546	9,611
Cash and cash equivalents on hand	2,511	2,831

Total	1,496,130	1,453,587

6. ACCOUNTS RECEIVABLE

        Accounts receivable consist exclusively of trade receivables and are recognized net of allowances to adjust their carrying amount to the estimated realizable value. Accounts receivable are due within 12 months (amounts in thousands of Euro):

(Amounts in thousands of Euro)	As of March 31, 2015	As of December 31, 2014

Accounts receivable	1,039,335	793,210
Allowance for doubtful accounts	(39,903)	(38,904)

Total accounts receivable	999,432	754,306

7. INVENTORIES

        Inventories are comprised of the following items:

(Amounts in thousands of Euro)	As of March 31, 2015	As of December 31, 2014

Raw materials	199,967	186,593
Work in process	51,227	47,674
Finished goods	702,815	627,300
Less: inventory obsolescence reserves	(144,583)	(133,163)

Total	809,426	728,404

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
AS OF MARCH 31, 2015

8. OTHER CURRENT ASSETS

        Other assets comprise the following items:

(Amounts in thousands of Euro)	As of March 31, 2015	As of December 31, 2014

Sales taxes receivable	38,356	40,494
Prepaid expenses	1,599	1,915
Other assets	37,774	48,479
Total financial assets	77,729	90,888
Income tax receivable	34,599	50,356
Advances to suppliers	28,351	14,343
Prepaid expenses	80,762	44,771
Other assets	28,345	31,039
Total other assets	172,057	140,509

Total other current assets	249,786	231,397

        Other financial assets include receivables from foreign currency derivatives amounting to Euro 0.3 million as of March 31, 2015 (Euro 1.0 million as of December 31, 2014) as well as other financial assets of the North America retail division totaling Euro 14.3 million as of March 31, 2015 (Euro 12.6 million as of December 31, 2014). The increase in prepaid expenses is mainly due to the application of IFRIC 21 to the exchange rate and to prepaid insurance and advertising costs which are higher in the initial months of the year.

        Other assets include the short-term portion of advance payments made to certain designers for future contracted minimum royalties totaling Euro 28.1 million as of March 31, 2015 (Euro 31.0 million as of December 31, 2014).

        The net book value of financial assets is approximately equal to their fair value and this value also corresponds to the maximum exposure of the credit risk. The Group has no guarantees or other instruments to manage credit risk.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
AS OF MARCH 31, 2015

9. PROPERTY, PLANT AND EQUIPMENT

        Changes in items of property, plant and equipment are reported below:

(Amounts in thousands of Euro)	Land and buildings, including leasehold improvements	Machinery and equipment	Aircraft	Other equipment	Total

As of January 1, 2014
Historical cost	910,968	1,107,816	38,145	612,555	2,669,485
Accumulated depreciation	(454,957)	(681,918)	(11,894)	(337,480)	(1,486,249)

Total as of January 1, 2014	456,011	425,898	26,252	275,075	1,183,236

Increases	7,251	12,334	—	30,623	50,208
Decreases/write-downs	(288)	(1,319)	—	(413)	(2,020)
Business combinations	4	4,100	—	488	4,592
Translation difference and other	1,180	10,418	—	(12,970)	(1,372)
Depreciation expense	(14,686)	(23,828)	(385)	(13,790)	(52,688)

Total balance as of March 31, 2014	449,471	427,604	25,867	279,013	1,181,955

Of which:
Historical cost	913,626	1,128,201	38,145	626,782	2,706,754
Accumulated depreciation	(464,155)	(700,597)	(12,278)	(347,769)	(1,524,799)

Total as of March 31, 2014	449,471	427,604	25,867	279,013	1,181,955

(Amounts in thousands of Euro)	Land and buildings, including leasehold improvements	Machinery and equipment	Aircraft	Other equipment	Total

As of January 1, 2015
Historical cost	1,032,956	1,303,833	46,300	700,746	3,083,835
Accumulated depreciation	(536,643)	(816,474)	(13,047)	(400,053)	(1,766,218)

Total as of January 1, 2015	496,313	487,359	33,253	300,693	1,317,617

Increases	5,877	11,074	—	39,184	56,135
Decreases/write-downs	(3,154)	(197)	—	(865)	(4,215)
Business combinations	—	—	—	—	—
Translation difference and other	44,753	56,017	—	6,138	106,908
Depreciation expense	(17,474)	(29,670)	(485)	(17,775)	(65,405)

Total balance as of March 31, 2015	526,315	524,584	32,768	327,373	1,411,039

Of which:
Historical cost	1,126,901	1,418,738	46,300	775,100	3,367,038
Accumulated depreciation	(600,586)	(894,155)	(13,532)	(447,727)	(1,955,998)

Total as of March 31, 2015	526,315	524,584	32,768	327,373	1,411,039

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
AS OF MARCH 31, 2015

9. PROPERTY, PLANT AND EQUIPMENT (Continued)

        Of the total depreciation expense of Euro 65.4 million as of March 2015 (Euro 52.7 million in the same period of 2014), Euro 23.0 million (Euro 19.3 million in the same period of 2014) is included in cost of sales, Euro 32.5 million (Euro 26.2 million in the same period of 2014) in selling expenses, Euro 2.4 million (Euro 1.6 million in the same period of 2014) in advertising expenses and Euro 7.5 million (Euro 5.5 million in the same period of 2014) in general and administrative expenses.

        Capital expenditures in the first three months of 2015 and 2014 mainly relate to routine technology upgrades to the manufacturing infrastructure, opening of new stores and the remodeling of older stores where the leases were extended during the period.

        Other equipment includes Euro 75.6 million for assets under construction as of March 31, 2015 (Euro 62.6 million as of December 31, 2014).

        Leasehold improvements totaled Euro 181.4 million and Euro 169.2 million as of March 31, 2015 and December 31, 2014, respectively.

10. GOODWILL AND INTANGIBLE ASSETS

        Changes in goodwill and intangible assets as of December 31, 2014 and as of March 2015, were as follows:

(Amounts in thousands of Euro)	Goodwill	Trade names and trademarks	Customer relations, contracts and lists	Franchise agreements	Other	Total

As of January 1, 2014
Historical cost	3,045,216	1,490,809	231,621	20,811	624,468	5,412,925
Accumulated amortization	—	(729,915)	(93,148)	(9,109)	(274,400)	(1,106,572)

Total as of January 31, 2014	3,045,216	760,894	138,473	11,702	350,068	4,306,353

Increases	—	6	—	—	30,917	30,923
Decreases/write-downs	—	—	—	—	(43)	(43)
Business combinations	12,720	876	—	—	8,733	22,329
Translation difference and other	5,854	3,246	642	4	(604)	9,143
Impairment and amortization expense	—	(15,753)	(3,390)	(262)	(17,543)	(36,949)

Balance as of March 31, 2014	3,063,790	749,269	135,725	11,444	371,528	4,331,755

Historical cost	3,063,790	1,497,689	232,312	20,815	662,668	5,477,273
Accumulated amortization	—	(748,420)	(96,588)	(9,371)	(291,140)	(1,145,519)

Total Balance as of March 31, 2014	3,063,790	749,269	135,725	11,444	371,528	4,331,755

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
AS OF MARCH 31, 2015

10. GOODWILL AND INTANGIBLE ASSETS (Continued)

(Amounts in thousands of Euro)	Goodwill	Trade names and trademarks	Customer relations, contracts and lists	Franchise agreements	Other	Total

As of January 1, 2015
Historical cost	3,351,263	1,628,250	258,145	23,639	829,944	6,091,241
Accumulated amortization	—	(854,562)	(118,507)	(11,529)	(370,880)	(1,355,477)

Total as of January 31, 2015	3,351,263	773,688	139,638	12,110	459,064	4,735,764

Increases	—	8	—	—	37,911	37,920
Decreases/write-downs	—	—	—	—	(41)	(41)
Business combinations/disposals	—	—	—	—	—	—
Translation difference and other	300,285	75,348	13,935	1,541	45,774	436,883
Amortization expense	—	(17,714)	(3,829)	(319)	(24,342)	(46,203)

Balance as of March 31, 2015	3,651,548	831,331	149,744	13,332	518,366	5,164,321

Historical cost	3,651,548	1,770,411	285,557	26,675	941,580	6,675,771
Accumulated amortization	—	(939,080)	(135,813)	(13,343)	(423,214)	(1,511,450)

Total Balance as of March 31, 2015	3,651,548	831,331	149,744	13,332	518,366	5,164,321

        Of the total amortization expense of intangible assets as of March 2015 of Euro 46.2 million (Euro 36.9 million in the same period of 2014), Euro 40.3 million (Euro 33.2 million in the same period of 2014) is included in general and administrative expenses, Euro 4.3 million (Euro 2.7 million in the same period of 2014) is included in selling expenses and Euro 1.6 million (Euro 1.1 million in the same period of 2014) is included in cost of sales.

        The increase in intangible assets is mainly due to the implementation of a new IT infrastructure.

11. INVESTMENTS

        Investments amounted to Euro 63.3 million (Euro 61.2 million as of December 31, 2014) and mainly related to investments in Eyebiz Laboratories Pty Limited for Euro 6.4 million (Euro 5.4 million as of December 31, 2014) and in Salmoiraghi & Viganò of 42.6 million as of March 31, 2015 and December 31, 2014.

12. OTHER NON-CURRENT ASSETS

(Amounts in thousands of Euro)	As of March 31, 2015	As of December 31, 2014

Other financial assets	86,540	83,739
Other assets	35,360	40,109

Total other non-current assets	121,900	123,848

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
AS OF MARCH 31, 2015

12. OTHER NON-CURRENT ASSETS (Continued)

        Other financial assets primarily include security deposits totaling Euro 36.5 million (Euro 33.7 million as of December 31, 2014).

        The carrying value of financial assets approximates their fair value and this value also corresponds to the Group's maximum exposure to credit risk. The Group does not have guarantees or other instruments for managing credit risk.

        Other assets primarily include advance payments made to certain licensees for future contractual minimum royalties totaling Euro 35.4 million (Euro 40.1 million as of December 31, 2014).

13. DEFERRED TAX ASSETS AND DEFERRED TAX LIABILITIES

        The balance of deferred tax assets and liabilities as of March 31, 2015 and December 31, 2014 is as follows:

(Amounts in thousands of Euro)	As of March 31, 2015	As of December 31, 2014

Deferred tax assets	197,972	188,199
Deferred tax liabilities	279,695	266,896

Deferred tax liabilities (net)	81,723	78,697

        Deferred income tax assets are recognized for temporary differences between the tax base and the accounting base of inventory, material and immaterial assets, pension funds, tax losses that can be carried forward and of the risk fund. Deferred tax liabilities are recognized for the temporary difference between the tax base value and the accounting base of material and immaterial assets.

CURRENT LIABILITIES

14. SHORT-TERM BORROWINGS

        Short-term borrowings at March 31, 2015, reflects current account overdrafts with various banks as well as uncommitted short-term lines of credit with different financial institutions. The interest rates on these credit lines are floating. The credit lines may be used, if necessary, to obtain letters of credit.

        As of March 31, 2015 and as of December, 31 2014, the Company had unused short-term lines of credit of approximately Euro 622.6 million and Euro 598.1 million, respectively.

        The Company and its wholly-owned Italian subsidiaries Luxottica S.r.l. and Luxottica Italia S.r.l. maintain unsecured lines of credit with primary banks for an aggregate maximum credit of Euro 225.3 million. These lines of credit are renewable annually, can be cancelled at short notice and have no commitment fees. At March 31, 2015, these credit lines were utilized in the amount of Euro 5.4 million.

        Luxottica U.S. Holdings Corp. ("U.S. Holdings") maintains unsecured lines of credit with three separate banks for an aggregate maximum credit of Euro 115.4 million (USD 130.0 million). These lines of credit are renewable annually, can be cancelled at short notice and have no commitment fees.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
AS OF MARCH 31, 2015

14. SHORT-TERM BORROWINGS (Continued)

        At March 31, 2015 Euro 5.7 million was utilized under these credit lines. There was Euro 32.2 million in aggregate face amount of standby letters of credit outstanding related to guarantees on these lines of credit.

        The blended average interest rate on these lines of credit is approximately LIBOR plus a spread that may range from 0% to 0.20%, depending on the line of credit.

        The book value of short-term borrowings is approximately equal to their fair value.

15. CURRENT PORTION OF LONG-TERM DEBT

        This item consists of the current portion of loans granted to the Group as further described below in Note 20 "Long-term debt."

16. ACCOUNTS PAYABLE

        Accounts payable were Euro 777.8 million as of March 31, 2015 (Euro 744.3 million as of December 31, 2014).

        The carrying value of accounts payable is approximately equal to their fair value.

17. INCOME TAXES PAYABLE

        The balance is detailed below:

(Amounts in thousands of Euro)	As of March 31, 2015	As of December 31, 2014

Current year income taxes payable	173,281	77,806
Income tax advance payments	(37,099)	(35,203)

Total	136,182	42,603

18. SHORT-TERM PROVISIONS FOR RISKS AND OTHER CHARGES

        The balance is detailed below:

(Amounts in thousands of Euro)	Legal risk	Self-insurance	Tax provision	Other risks	Returns	Total

Balance as of December 31, 2013	997	5,535	63,928	14,772	38,455	123,688
Increases	—	3,868	—	6,863	13,223	23,955
Decreases	(58)	(3,790)	(26)	(2,898)	(8,328)	(15,101)
Foreign translation difference and other movements	(104)	5	37	(1)	(14)	(77)
Balance as of March 31, 2014	835	5,619	63,939	18,736	43,336	132,465

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
AS OF MARCH 31, 2015

18. SHORT-TERM PROVISIONS FOR RISKS AND OTHER CHARGES (Continued)

(Amounts in thousands of Euro)	Legal risk	Self-insurance	Tax provision	Other risks	Returns	Total

Balance as of December 31, 2014	1,911	6,375	104,076	28,225	47,132	187,719
Increases	67	4,766	832	10,929	24,819	41,411
Decreases	—	(4,489)	(29,029)	(9,817)	(9,917)	(53,251)
Foreign translation difference and other movements	297	831	871	410	2,251	4,661
Balance as of March 31, 2015	2,275	7,482	76,750	29,746	64,285	180,539

        The Company is self-insured for certain losses relating to workers' compensation, general liability, auto liability and employee medical benefits for claims filed and for claims incurred but not reported. The Company's liability is estimated using historical claims experience and industry averages; however, the final cost of the claims may not be known for over five years.

        Legal risk includes provisions for various litigated matters that have occurred in the ordinary course of business.

        The tax provision mainly comprises the accruals made in previous years related to a tax audit on Luxottica S.r.l. for fiscal years from 2008 to 2011. The decrease in 2015 is related to the payment of Euro 29.0 million for the 2008 tax year audit.

19. OTHER LIABILITIES

        The balance is detailed below:

(Amounts in thousands of Euro)	As of March 31, 2015	As of December 31, 2014

Premiums and discounts	10,471	9,989
Leasing rental	22,762	19,405
Insurance	11,773	10,147
Sales taxes payable	53,067	40,237
Salaries payable	230,535	291,175
Due to social security authorities	27,981	41,106
Sales commissions payable	8,300	7,079
Royalties Payable	1,911	2,298
Derivative financial liabilities	6,587	4,376
Other liabilities	251,570	151,526

Total financial liabilities	624,957	577,338

Deferred income	53,010	52,722
Other liabilities	6,765	5,995

Total liabilities	60,776	58,717

Total other current liabilities	685,733	636,055

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
AS OF MARCH 31, 2015

20. LONG-TERM DEBT

        Long-term debt was Euro 2,368.2 million and Euro 2,315.2 million as of March 31, 2015 and December 31, 2014, respectively.

        The roll-forward of long-term debt in the first three months of 2015 and 2014 is as follows:

	Luxottica Group S.p.A. credit agreement with various financial institutions	Senior unsecured guaranteed notes	Other loans with banks and other third parties, interest at various rates, payable in installments through 2014	Total

Balance as of January 1, 2014	298,478	1,683,970	52,061	2,034,510

Proceeds from new and existing loans	—	494,655	621	495,276
Repayments	—	—	(7,072)	(7,072)
Loans assumed in business combinations	—	—	—	—
Amortization of fees and interests	408	(9,295)	—	(8,887)
Translation difference	—	138	(538)	(400)
Balance as of March 31, 2014	298,886	2,169,468	45,072	2,513,426

	Luxottica Group S.p.A. credit agreement with various financial institutions	Senior unsecured guaranteed notes	Other loans with banks and other third parties, interest at various rates, payable in installments through 2014	Total

Balance as of January 1, 2015	—	2,271,171	44,032	2,315,203

Proceeds from new and existing loans	—	—	7,161	7,161
Repayments	—	—	(20,846)	(20,846)
Loans assumed in business combinations	—	—	—	—
Amortization of fees and interests	—	(21,390)	—	(21,390)
Translation difference		83,665	4,408	88,073
Balance as of March 31, 2015	—	2,333,446	34,756	2,368,201

        The Group uses debt financing to raise financial resources for long-term business operations and to finance acquisitions. The Group continues to seek debt refinancing at favorable market rates and actively monitors the debt capital markets in order to take action to issue debt, when appropriate. Our debt agreements contain certain covenants, including covenants that limit our ability to incur additional indebtedness (for more details see Note 3(f)—Default risk: negative pledges and financial covenants of the Notes to the Audited Consolidated Financial Statements as of December 31, 2014). As of March 31, 2015, the Group was in compliance with these financial covenants.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
AS OF MARCH 31, 2015

20. LONG-TERM DEBT (Continued)

        The table below summarizes the Group's long-term debt as of March 31, 2015:

Type	Series	Issuer/Borrower	Issue Date	CCY	Amount	Outstanding amount at the reporting date	Coupon / Pricing	Interest rate as of December 31, 2014	Maturity

Private Placement	B	Luxottica US Holdings	July 1, 2008	USD	127,000,000	127,000,000	6.420%	6.420%	July 1, 2015
Bond (Listed on Luxembourg Stock Exchange)		Luxottica Group S.p.A.	November 10, 2010	EUR	500,000,000	500,000,000	4.000%	4.000%	November 10, 2015
Private Placement	D	Luxottica US Holdings	January 29, 2010	USD	50,000,000	50,000,000	5.190%	5.190%	January 29, 2017
Private Placement	G	Luxottica Group S.p.A.	September 30, 2010	EUR	50,000,000	50,000,000	3.750%	3.750%	September 15, 2017
Private Placement	C	Luxottica US Holdings	July 1, 2008	USD	128,000,000	128,000,000	6.770%	6.770%	July 1, 2018
Private Placement	F	Luxottica US Holdings	January 29, 2010	USD	75,000,000	75,000,000	5.390%	5.390%	January 29, 2019
Bond (Listed on Luxembourg Stock Exchange)		Luxottica Group S.p.A.	March 19, 2012	EUR	500,000,000	500,000,000	3.625%	3.625%	March 19, 2019
Private Placement	E	Luxottica US Holdings	January 29, 2010	USD	50,000,000	50,000,000	5.750%	5.750%	January 29, 2020
Private Placement	H	Luxottica Group S.p.A.	September 30, 2010	EUR	50,000,000	50,000,000	4.250%	4.250%	September 15, 2020
Private Placement	I	Luxottica US Holdings	December 15, 2011	USD	350,000,000	350,000,000	4.350%	4.350%	December 15, 2021
Bond (Listed on Luxembourg Stock Exchange)		Luxottica Group S.p.A.	February 10, 2014	EUR	500,000,000	500,000,000	2.625%	2.625%	February 10, 2024

        The floating rate measures under "Coupon/Pricing" are based on the corresponding Euribor (Libor for US dollar loans) plus a margin in the range, indicated in the table, based on the "Net Debt/EBITDA" ratio, as defined in the applicable debt agreement.

        On March 19, 2012, the Group completed an offering in Europe to institutional investors of Euro 500 million of senior unsecured guaranteed notes due March 19, 2019. The Notes are listed on the Luxembourg Stock Exchange under ISIN XS0758640279. Interest on the Notes accrues at 3.625% per annum. The Notes are guaranteed on a senior unsecured basis by U.S. Holdings and Luxottica S.r.l. On January 20, 2014, the Notes were assigned an A-credit rating by Standard & Poor's.

        On April 17, 2012, the Group and U.S. Holdings entered into a multicurrency (Euro/USD) revolving credit facility with a group of banks providing for loans in the aggregate principal amount of Euro 500 million (or the equivalent in U.S. dollars) guaranteed by Luxottica Group, Luxottica S.r.l. and U.S. Holdings. The agent for this credit facility is Unicredit AG Milan Branch and the other lending banks are Bank of America Securities Limited, Citigroup Global Markets Limited, Crédit Agricole Corporate and Investment Bank—Milan Branch, Banco Santander S.A., The Royal Bank of Scotland PLC and Unicredit S.p.A. On February 27, 2015, the Group, terminated the multicurrency (Euro/USD) revolving credit facility with a stated maturity of April 10, 2019. As of the date of termination, the facility was undrawn.

        On April 29, 2013, the Group Board of Directors authorized a Euro 2.0 billion "Euro Medium Term Note Programme" pursuant to which Luxottica Group S.p.A. may from time to time offer notes to investors in certain jurisdictions (excluding the United States, Canada, Japan and Australia). The notes issued under this program are listed on the Luxembourg Stock Exchange.

        On February 10, 2014, the Group completed an offering in Europe to institutional investors of Euro 500 million of senior unsecured guaranteed notes due February 10, 2024. The Notes are listed on the Luxembourg Stock Exchange under ISIN XS1030851791. Interest on the Notes accrues at 2.625% per annum. The Notes were assigned an A-credit rating.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
AS OF MARCH 31, 2015

20. LONG-TERM DEBT (Continued)

        The fair value of long-term debt as of March 31, 2015 was equal to Euro 2,489.6 million of which Euro 654.6 million was short-term debt (Euro 2,518.5 as of December 31, 2014). The fair value of the debt equals the present value of future cash flows, calculated by utilizing the market rate currently available for similar debt, and adjusted in order to take into account the Group's current credit rating. The fair value of long-term debt does not include capital lease obligations of Euro 25.2 million.

        Long-term debt, including capital lease obligations, as of March 31, 2015, matures as follows:

(Amounts in thousands of Euro)

2015	623,396
2016	28,004
2017	96,473
2018	118,970
2019 and subsequent years	1,491,491
Effect deriving from the adoption of the amortized cost method	9,867

Total	2,368,201

        The net financial position and disclosure required by the Consob communication n. DEM/6064293 dated July 28, 2006 and by the CESR recommendation dated February 10, 2005 "Recommendation for the consistent application of the European Commission regulation on Prospectus" is as follows:

(Amounts in thousands of Euro)		Notes	March 31, 2015	December 31, 2014

A	Cash and cash equivalents	5	1,496,130	1,453,587
B	Other availabilities		—	—
C	Hedging instruments on foreign exchange rates	8	309	1,008
D	Availabilities (A) + (B) + (C)		1,496,439	1,454,595
E	Current Investments
F	Bank overdrafts	14	132,714	151,303
G	Current portion of long-term debt	15	643,414	626,788
H	Hedging instruments on foreign exchange rates	19	6,587	4,376
I	Hedging instruments on interest rates	19	—	—
J	Current Liabilities (F) + (G) + (H) + (I)		782,715	782,467
K	Net Liquidity (J) – (E) – (D)		(713,724)	(672,128)
L	Long-term debt	20	14,943	21,848
M	Notes payables	20	1,709,844	1,666,567
N	Hedging instruments on interest rates		—	—
O	Total Non-Current Liabilities (L) + (M) + (N)		1,724,787	1,688,415
P	Net Financial Position (K) + (O)		1,011,063	1,016,287

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
AS OF MARCH 31, 2015

20. LONG-TERM DEBT (Continued)

        A reconciliation between the net financial position above and the net financial position presented in the Management Report is as follows:

(Amounts in thousands of Euro)	March 31, 2015	December 31, 2014

Net Financial Position, as presented in the Notes	1,011,063	1,016,287

Hedging instruments on foreign exchange rates	309	1,008
Hedging instruments on interest rates—ST	—	—
Hedging instruments on foreign exchange rates	(6,587)	(4,376)
Hedging instruments on interest rates—LT	—	—

Net Financial Position	1,004,785	1,012,918

        Our net financial position with respect to related parties is not material.

        The net financial position as of March 31, 2015 and December 31, 2014 is presented as follows:

(Amounts in thousands of Euro)	March 31, 2015	December 31, 2014

Cash and cash equivalents	1,496,130	1,453,587
Bank overdrafts	(132,714)	(151,303)
Current portion of long-term debt	(643,414)	(626,788)
Long term debt	(1,724,787)	(1,688,415)

Net Financial Position	(1,004,785)	(1,012,918)

        Bank overdrafts consist of the utilized portion of short-term uncommitted revolving credit lines borrowed by various subsidiaries of the Group; the interest rate applied to these credit lines depends on the currency and is usually floating.

        As of March 31, 2015, Luxottica together with our wholly-owned Italian subsidiaries, had credit lines aggregating Euro 225.3 million. The interest rate is a floating rate of EURIBOR plus a margin which on average equals approximately 90 basis points. At March 31, 2015, Euro 5.4 million was utilized under these credit lines.

        As of March 31, 2015, our wholly-owned subsidiary Luxottica U.S. Holdings Corp. maintained unsecured lines of credit with an aggregate maximum availability of Euro 115.4 million (USD 130.0 million converted at applicable exchange rate for the period ended March 31, 2015). The interest is at a floating rate of approximately LIBOR plus 50 basis points. At March 31, 2015, Euro 5.4 million was utilized under these credit lines and there was Euro 32.2 million in aggregate face amount of standby letters of credit outstanding related to guarantees on these lines of credit.

        In order to determine the fair value of financial instruments, the Group utilizes valuation techniques which are based on observable market prices (Mark to Model). These techniques therefore fall within Level 2 of the hierarchy of Fair Values identified by IFRS 13—Fair Value.

        IFRS 13 refer to valuation hierarchy techniques that are based on three levels:

  •
  Level 1: Inputs are quoted prices in an active market for identical assets or liabilities;

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
AS OF MARCH 31, 2015

20. LONG-TERM DEBT (Continued)

  •
  Level 2: Inputs used in the valuations, other than the prices listed in Level 1, are observable for each financial asset or liability, both directly (prices) and indirectly (derived from prices); and

  •
  Level 3: Unobservable inputs used when observable inputs are not available in situations where there is little, if any, market activity for the asset or liability.

        In order to select the appropriate valuation techniques to utilize, the Group complies with the following hierarchy:

  a)
  Utilization of quoted prices in an active market for identical assets or liabilities (Comparable Approach);

  b)
  Utilization of valuation techniques that are primarily based on observable market prices; and

  c)
  Utilization of valuation techniques that are primarily based on non-observable market prices.

        The Group determined the fair value of the derivatives existing on March 31, 2015 through valuation techniques which are commonly used for instruments similar to those traded by the Group. The models applied to value the instruments are based on a calculation obtained from the Bloomberg information service. The input data used in these models are based on observable market prices (the Euro and USD interest rate curves as well as official exchange rates on the date of valuation) obtained from Bloomberg.

        The following table summarizes the financial assets and liabilities of the Group valued at fair value (in thousands of Euro):

			Fair Value Measurements at Reporting Date Using:
	Classification within the Consolidated Statement of Financial Position
		March 31, 2015
Description			Level 1	Level 2	Level 3

Foreign Exchange Contracts	Other current assets	309	—	309	—
Foreign Exchange Contracts	Other current liabilities	6,587	—	6,587	—

			Fair Value Measurements at Reporting Date Using:
	Classification within the Consolidated Statement of Financial Position
		December 31, 2014
Description			Level 1	Level 2	Level 3

Foreign Exchange Contracts	Other current assets	1,008	—	1,008	—
Foreign Exchange Contracts	Other current liabilities	4,376	—	4,376	—

        As of March 31, 2015 and December 31, 2014, the Group did not have any Level 3 fair value measurements.

        The Group maintains policies and procedures with the aim of valuing the fair value of assets and liabilities using valuation techniques based on observable market data.

        The Group portfolio of foreign exchange derivatives includes only forward foreign exchange contracts on the most traded currency pairs with maturity less than one year. The fair value of the portfolio is valued using internal models that use observable market inputs including yield curves and spot and forward prices.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
AS OF MARCH 31, 2015

21. EMPLOYEE BENEFITS

        Employee benefits amounted to Euro 159.5 million (Euro 138.5 million as of December 31, 2014). The balance mainly included liabilities for termination indemnities of Euro 51.1 million (Euro 51.2 million as of December 31, 2014) and liabilities for employee benefits of the U.S. subsidiaries of the Group of Euro 108.4 million (Euro 87.3 million as of December 31, 2014). The increase as of March 31, 2015 compared to 2014 is mainly due to the reduction in the discount rates used to calculate the liability.

22. NON-CURRENT PROVISIONS FOR RISK AND OTHER CHARGES

        The balance is detailed below (amounts in thousands of Euro):

	Legal risk	Self- insurance	Tax provision	Other risks	Total

Balance as of December 31, 2013	9,944	23,481	45,556	18,563	97,544

Increases	879	2,658	—	700	4,236
Decreases	(1,375)	(2,426)	(3,366)	(711)	(7,877)
Business combinations	—	—	—	—	—
Translation difference and other movements	(190)	4	157	4,368	4,338

Balance as of March 31, 2014	9,258	23,717	42,347	22,920	98,241

Balance as of December 31, 2014	10,755	24,548	48,771	15,149	99,223

Increases	539	3,064	—	1,294	4,897
Decreases	(54)	(2,599)	(543)	(786)	(3,982)
Business combinations	—	—	—	—	—
Translation difference and other movements	(1,455)	3,175	1,760	(67)	3,413

Balance as of March 31, 2015	9,784	28,188	49,988	15,590	103,550

        Other risks include (i) accruals for risks related to sales agents of certain Italian companies of Euro 5.7 million (Euro 5.7 million as of December 31, 2014) and (ii) accruals for decommissioning the costs of certain subsidiaries of the Group operating in the Retail Segment of Euro 0.5 million (Euro 0.4 million as of December 31, 2014).

23. OTHER NON-CURRENT LIABILITIES

        The balance of other non-current liabilities was Euro 95.2 million and Euro 83.8 million as of March 31, 2015 and December 31, 2014, respectively.

        The balance mainly includes "Other liabilities" of the North American retail divisions of Euro 45.6 million and Euro 41.9 million as of March 31, 2015 and December 31, 2014, respectively.

24. LUXOTTICA GROUP STOCKHOLDERS' EQUITY

Capital Stock

        The share capital of Luxottica Group S.p.A. as of March 31, 2015 amounted to Euro 28,923,769.98 and was comprised of 482,062,833 ordinary shares with a par value of Euro 0.06 each.

        The share capital of Luxottica Group S.p.A. as of January 1, 2015 amounted to Euro 28,900,294.98 and was comprised of 481,671,583 ordinary shares with a par value of Euro 0.06 each.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
AS OF MARCH 31, 2015

24. LUXOTTICA GROUP STOCKHOLDERS' EQUITY (Continued)

        Following the exercise of 391,250 options to purchase ordinary shares granted to employees under existing stock option plans, the share capital increased by Euro 23,475 during the first three months of 2015.

        The total options exercised in the first three months 2015 were 391,250, of which 3,000 refer to the 2008 grant 85,000 refer to the Extraordinary 2009 grant (reassignment of the 2006 performance grant), 45,000 refer to the 2009 ordinary grant (reassignment of the 2006 and 2007 ordinary grants), 12,750 refer to the 2009 ordinary grant, 75,000 refer to the 2010 ordinary grant, 170,500 refer to the 2011 ordinary grant.

Legal reserve

        This reserve represents the portion of the Company's earnings that are not distributable as dividends, in accordance with Article 2430 of the Italian Civil Code.

Additional paid-in capital

        This reserve increases with the expensing of options or excess tax benefits from the exercise of options.

Retained earnings

        These include subsidiaries' earnings that have not been distributed as dividends and the amount of consolidated companies' equities in excess of the corresponding carrying amounts of investments. This item also includes amounts arising as a result of consolidation adjustments.

Translation reserve

        Translation differences are generated by the translation into Euro of financial statements prepared in currencies other than Euro.

Treasury shares

        Treasury shares were equal to Euro (64.2) million as of March 31, 2015 (Euro (73.9) million as of December 31, 2014). The decrease of Euro 9.7 million was due to grants to certain top executives of 498,778 treasury shares as a result of the Group having achieved the financial targets identified by the Board of Directors under the 2012 PSP. As a result of these equity grants, the number of Group treasury shares was reduced from 3,647,725 as of December 31, 2014 to 3,148,947 as of March 31, 2015.

25. NON-CONTROLLING INTERESTS

        Equity attributable to non-controlling interests was Euro 8.9 million and Euro 7.3 million as of March 31, 2015 and December 31, 2014, respectively.

26. INFORMATION ON THE CONSOLIDATED STATEMENT OF INCOME

        Please refer to Section 3—"Financial Results" in the Management Report on the Interim Financial Results as of March 31, 2015.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
AS OF MARCH 31, 2015

27. COMMITMENTS AND RISKS

        The Group has commitments under contractual agreements in place. Such commitments related to the following:

  •
  Royalty agreements signed with certain designers whereby the Group is required to pay royalties and advertising fees calculated as a percentage of turnover guaranteeing, in some cases, a minimum annual amount. These agreements require minimum payments of an aggregate of Euro 506.6 million as of March 31, 2015 and Euro 536.9 million as of December 31, 2014.

  •
  Rental and operating lease agreements for various stores, plants, warehouses and offices, along with a portion of the IT system and motor vehicles. The agreements include renewal options subject to various conditions. The rental and licensing agreements for the Group's points of sale in the United States often include rent increase clauses and conditions requiring the payment of progressively higher rent installments, in addition to an established minimum, in relation to the achievement of sales targets set forth in such agreements. Future minimum rental payments required under these rental and operating agreements were Euro 1,452.9 million as of March 31, 2015 and Euro 1,332.8 million as of December 31, 2014.

  •
  Other commitments which include future payments for endorsement contracts, supplier purchases and other long-term commitments mainly consist of machinery and equipment and auto lease commitments were Euro 126.5 million as of March 31, 2015 and Euro 131.0 million as of December 31, 2014.

Guarantees

        The United States Shoe Corporation, a wholly-owned subsidiary within the Group, has guaranteed the lease payments for five stores in the United Kingdom. These lease agreements have varying termination dates through June 30, 2017. At March 31, 2015, the Group's maximum liability amounted to Euro 0.8 million (Euro 1.0 million at December 31, 2014).

        A wholly-owned U.S. subsidiary guaranteed future minimum lease payments for lease agreements on certain stores. The lease agreements were signed directly by the franchisees as part of certain franchising agreements. Total minimum guaranteed payments under this guarantee were Euro 3.3 million (USD 3.6 million) at March 31, 2015 (Euro 3.3 million at December 31, 2014). The commitments provided for by the guarantee arise if the franchisee cannot honor its financial commitments under the lease agreements. A liability has been recorded based on the present value of estimated fair value of the commitments related to the stipulated guarantees. This liability is not significant in the Interim Financial Results as of March 31, 2015 and as of December 31, 2014. The liability expires at various dates through October 23, 2025.

Litigation

French Competition Authority Investigation

        Our French subsidiary Luxottica France S.A.S., together with other major competitors in the French eyewear industry, has been the subject of an anti-competition investigation conducted by the French Competition Authority relating to pricing practices in such industry. The investigation is ongoing, and, to date, no formal action has yet been taken by the French Competition Authority. As a consequence, it is not possible to estimate or provide a range of potential liability that may be involved in this matter. The

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
AS OF MARCH 31, 2015

27. COMMITMENTS AND RISKS (Continued)

outcome of any such action, which the Group intends to vigorously defend, is inherently uncertain, and there can be no assurance that such action, if adversely determined, will not have a material adverse effect on our business, results of operations and financial condition.

Other proceedings

        The Company and its subsidiaries are defendants in various other lawsuits arising in the ordinary course of business. It is the opinion of the management of the Company that it has meritorious defenses against all such outstanding claims, which the Company will vigorously pursue, and that the outcome of such claims, individually or in the aggregate, will not have a material adverse effect on the Company's consolidated financial position or results of operations.

28. RELATED PARTY TRANSACTIONS

Licensing Agreements

        The Group executed an exclusive worldwide license for the production and distribution of Brooks Brothers brand eyewear. The brand is held by Brooks Brothers Group, Inc. ("BBG"), which is owned and controlled by Claudio Del Vecchio. The license expired on December 31, 2014; the parties are working on the renewal and in the meantime have decided to continue their relationship. Royalties paid under this agreement to BBG were Euro 0.0 million in 2015, Euro 0.2 million in 2014. Management believes that the terms of the license agreement are fair to the Company.

Lease of Corporate offices

        On April 29, 2014, the Board of Directors of Luxottica Group authorized the Company to enter into an agreement to lease a building located in Piazzale Luigi Cadorna 3, Milan. The lease will be for a period of seven years and 5 months and will be renewable for an additional six years. The building is owned by Beni Stabili SIIQ S.p.A., which through Delfin S.àr.l, is ultimately controlled by the Company's Chairman Leonardo Del Vecchio and therefore the lease agreement is a transaction with related parties. In accordance with the procedure on related parties adopted by the Company and the Consob regulation n. 17221/2010 and in light of the contract balance, the agreement qualifies as a minor transaction with related parties. On March 31, 2014 the Risk and Control Committee, solely composed of independent directors, unanimously expressed a favorable opinion regarding the Company's interest in entering in such transaction as well as on the convenience and fairness of the related conditions. In the first three months of 2015, the Company incurred an expense for the lease of the building of Euro 0.9 million.

Guarantee from Delfin

        Delfin S.à r.l. granted a unilateral guarantee based on which it will reimburse, on a pro-rata basis, the bonus paid by the Company to Adil Mehboob-Khan if he resigns on or before December 31, 2017. The refund will amount to Euro 7.0 million if Adil Mehboob-Khan resigns in 2015, Euro 4.7 million if he resigns in 2016 and Euro 2.3 million if he resigns in 2017. This guarantee does not apply in case of termination of employment for just cause.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
AS OF MARCH 31, 2015

28. RELATED PARTY TRANSACTIONS (Continued)

        A summary of related party transactions as of March 31, 2014 and 2015 is provided here below:

	Consolidated Statement of Income		Consolidated Statement of Financial Position
Related parties As of March 31, 2015 (Amounts in thousands of Euro)
	Revenues	Costs	Assets	Liabilities

Brooks Brothers Group, Inc.	146	294	162	315
Eyebiz Laboratories Pty Limited	1,659	21,825	11,543	18,330
Salmoiraghi & Viganò	3,449	—	52,675	—
Others	554	1,137	2,877	1,238

Total	5,808	23,256	67,256	19,884

	Consolidated Statement of Income		Consolidated Statement of Financial Position
Related parties As of March 31, 2014 (Amounts in thousands of Euro)
	Revenues	Costs	Assets	Liabilities

Brooks Brothers Group, Inc.	145	236	10	269
Eyebiz Laboratories Pty Limited	359	5,931	7,020	9,996
Salmoiraghi & Viganò	3,232	—	52,354	—
Others	506	321	2,508	465

Total	4,242	6,488	61,891	10,730

        Total remuneration due to key managers amounted to approximately Euro 16.5 million (Euro 15.4 million at March 31, 2014).

29. EARNINGS PER SHARE

        Basic and diluted earnings per share were calculated as the ratio of net income attributable to the stockholders of the Company for the first three months of 2015 and 2014 amounting to Euro 210.4 million and Euro 157.3 million, respectively, to the number of outstanding shares—basic and dilutive of the Company.

        Basic earnings per share in the first three months of 2015 were equal to Euro 0.44, compared to Euro 0.33 as of March 2014. Diluted earnings per share as of March 2015 were equal to Euro 0.44 compared to Euro 0.33 as of March 2014.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
AS OF MARCH 31, 2015

29. EARNINGS PER SHARE (Continued)

        The table reported below provides the reconciliation between the average weighted number of shares utilized to calculate basic and diluted earnings per share:

	March 31, 2015	March 31, 2014

Weighted average shares outstanding—basic	478,328,834	473,699,357
Effect of dilutive stock options	2,050,362	3,683,831
Weighted average shares outstanding—dilutive	480,379,196	477,383,188
Options not included in calculation of dilutive shares as the average value was greater than the average price during the respective period or performance measures related to the awards have not yet been met	2,050,362	3,101,692

30. ATYPICAL AND/OR UNUSUAL OPERATIONS

        There were no atypical and/or unusual transactions, as defined by the Consob communication n. 60644293 dated July 28, 2006, that occurred in the first quarter of 2015 or 2014.

31. SEASONAL AND CYCLICAL EFFECTS ON OPERATIONS

        We have historically experienced sales volume fluctuations by quarter due to seasonality associated with the sale of sunglasses, which represented 45.2 percent and 44.4 percent of our net sales in the first three months of 2015 and 2014, respectively.

32. SUBSEQUENT EVENTS

        On April 24, 2015, the Shareholders approved the consolidated financial statements of the Company as of December 31, 2014 and, as proposed by the Board of Directors, the distribution of an ordinary dividend of Euro 0.72 per share and an extraordinary dividend of Euro 0.72 per share.

Attachment 1

EXCHANGE RATES USED TO TRANSLATE FINANCIAL STATEMENTS PREPARED IN CURRENCIES OTHER THAN THE EURO

	Average exchange rate as of March 31, 2015	Final exchange rate as of March 31, 2015	Average exchange rate as of March 31, 2014	Final exchange rate as of December 31, 2014

Argentine Peso	9.7803	9.4845	10.4189	10.2755
Australian Dollar	1.4313	1.4154	1.5275	1.4829
Brazilian Real	3.2236	3.4958	3.2400	3.2207
Canadian Dollar	1.3957	1.3738	1.5107	1.4063
Chilean Peso	703.4891	676.5280	755.8619	737.2970
Chinese Renminbi	7.0231	6.6710	8.3576	7.5358
Colombian Peso	2,781.5117	2,771.7100	2,747.6343	2,892.2600
Croatian Kuna	7.6811	7.6450	7.6498	7.6580
Great Britain Pound	0.7434	0.7273	0.8279	0.7789
Hong Kong Dollar	8.7339	8.3422	10.6287	9.4170
Hungarian Forint	308.8887	299.4300	307.9319	315.5400
Indian Rupee	70.0867	67.2738	84.5794	76.7190
Israeli Shekel	4.4444	4.2795	4.7892	4.7200
Japanese Yen	134.1206	128.9500	140.7978	145.2300
Malaysian Ringgit	4.0772	3.9873	4.5184	4.2473
Mexican Peso	16.8275	16.5124	18.1299	17.8679
Namibian Dollar	13.2283	13.1324	14.8866	14.0353
New Zealand Dollar	1.4973	1.4388	1.6371	1.5525
Norwegian Krona	8.7318	8.7035	8.3471	9.0420
Peruvian Nuevo Sol	3.4425	3.3280	3.8480	3.6327
Polish Zloty	4.1926	4.0854	4.1843	4.2732
Russian Ruble	70.9608	62.4400	48.0425	72.3370
Singapore Dollar	1.5273	1.4774	1.7379	1.6058
South African Rand	13.2283	13.1324	14.8866	14.0353
South Korean Won	1,240.1602	1,192.5800	1,465.3424	1,324.8000
Swedish Krona	9.3800	9.2901	8.8569	9.3930
Swiss Franc	1.0722	1.0463	1.2237	1.2024
Taiwan Dollar	35.5362	33.6515	41.4836	38.4133
Thai Baht	36.7655	35.0180	44.7221	39.9100
Turkish Lira	2.7731	2.8131	3.0372	2.8320
U.S. Dollar	1.1261	1.0759	1.3696	1.2141
United Arab Emirates Dirham	4.1354	3.9496	5.0306	4.4594

        The officer responsible for preparing the Company's financial reports, Stefano Grassi, declares, pursuant to paragraph 2 of Article 154-bis of the Consolidated Law on Finance, that the accounting information contained in this report corresponds to the document results, books and accounting records.

Milan, May 4, 2015

Stefano Grassi
(Manager responsible for financial reporting)

Luxottica Headquarters and Registered Office•Piazzale Luigi Cadorna 3, Milan, 20123 Italy - Tel. + 39.02.863341 - Fax + 39.02.86996550

Deutsche Bank Trust Company Americas (ADR Depositary Bank)•60 Wall Street, New York, NY 10005 USA
Tel. + 1.212.250.9100 - Fax + 1.212.797.0327

LUXOTTICA SRL
AGORDO, BELLUNO - ITALY

 LUXOTTICA BELGIUM NV
BERCHEM - BELGIUM

 LUXOTTICA FASHION BRILLEN VERTRIEBS
GMBH
GRASBRUNN - GERMANY

 LUXOTTICA FRANCE SAS
VALBONNE - FRANCE

 LUXOTTICA GOZLUK ENDUSTRI VE
TICARET AS
CIGLI - IZMIR - TURKEY

 LUXOTTICA HELLAS AE
PALLINI - GREECE

 LUXOTTICA IBERICA SA
BARCELONA - SPAIN

 LUXOTTICA NEDERLAND BV
HEEMSTEDE - HOLLAND

 LUXOTTICA OPTICS LTD
TEL AVIV - ISRAEL

 LUXOTTICA POLAND SP ZOO
KRAKÓW - POLAND

 LUXOTTICA PORTUGAL-COMERCIO DE
OPTICA SA
LISBON - PORTUGAL

 LUXOTTICA (SWITZERLAND) AG
ZURICH - SWITZERLAND

 LUXOTTICA CENTRAL EUROPE KFT
BUDAPEST - HUNGARY

 LUXOTTICA SOUTH EASTERN EUROPE LTD
NOVIGRAD - CROATIA

 LUXOTTICA RETAIL UK LIMITED
ST. ALBANS - HERTFORDSHIRE (UK)

 OAKLEY ICON LIMITED
DUBLIN - IRELAND

 ALAIN MIKLI INTERNATIONAL SAS
PARIS - FRANCE

LUXOTTICA TRADING AND
FINANCE LIMITED
DUBLIN - IRELAND

 LUXOTTICA NORDIC AB
STOCKHOLM - SWEDEN

 LUXOTTICA U.K. LTD
ST. ALBANS - HERTFORDSHIRE (UK)

 LUXOTTICA
VERTRIEBSGESELLSCHAFT MBH
VIENNA - AUSTRIA

 LUXOTTICA U.S. HOLDINGS
CORP.
PORT WASHINGTON - NEW YORK (USA)

 LUXOTTICA USA LLC
PORT WASHINGTON - NEW YORK (USA)

 LUXOTTICA CANADA INC.
NEW BRUNSWICK (CANADA)

 LUXOTTICA NORTH AMERICA
DISTRIBUTION LLC
MASON - OHIO (USA)

 LUXOTTICA RETAIL NORTH
AMERICA INC.
MASON - OHIO (USA)

 SUNGLASS HUT TRADING, LLC
MASON - OHIO (USA)

 EYEMED VISION CARE LLC
MASON - OHIO (USA)

 LUXOTTICA RETAIL CANADA INC.
NEW BRUNSWICK (CANADA)

 OAKLEY, INC.
FOOTHILL RANCH - CALIFORNIA (USA)

 LUXOTTICA MEXICO SA DE CV
MEXICO CITY - MEXICO

 OPTICAS GMO CHILE SA
SANTIAGO - CHILE

 LUXOTTICA ARGENTINA SRL
BUENOS AIRES - ARGENTINA

LUXOTTICA BRASIL PRODUTOS OTICOS E
ESPORTIVOS LTDA
SÃO PAULO - BRAZIL

 LUXOTTICA AUSTRALIA PTY LTD
MACQUARIE PARK - NEW SOUTH WALES (AUSTRALIA)

 OPSM GROUP PTY LIMITED
MACQUARIE PARK - NEW SOUTH WALES (AUSTRALIA)

 LUXOTTICA MIDDLE EAST FZE
DUBAI - DUBAI (UNITED ARAB EMIRATES)

 MIRARI JAPAN CO LTD
TOKYO - JAPAN

 LUXOTTICA SOUTH AFRICA PTY LTD
CAPE TOWN - OBSERVATORY (SOUTH AFRICA)

 RAYBAN SUN OPTICS INDIA LTD
GURGAON - HARYANA (INDIA)

 SPV ZETA OPTICAL COMMERCIAL AND
TRADING (SHANGHAI) CO., LTD
SHANGHAI - CHINA

 LUXOTTICA TRISTAR (DONGGUAN)
OPTICAL CO LTD
DONG GUAN CITY, GUANGDONG - CHINA

 GUANGZHOU MING LONG OPTICAL
TECHNOLOGY CO. LTD
GUANGZHOU CITY - CHINA

 SPV ZETA OPTICAL TRADING (BEIJING) CO.
LTD
BEIJING - CHINA

 LUXOTTICA KOREA LTD
SEOUL - KOREA

 LUXOTTICA SOUTH PACIFIC
HOLDINGS PTY LIMITED
MACQUARIE PARK - NEW SOUTH WALES (AUSTRALIA)

 LUXOTTICA (CHINA)
INVESTMENT CO. LTD.
SHANGHAI - CHINA

 LUXOTTICA WHOLESALE (THAILAND) LTD
BANGKOK - THAILAND

www.luxottica.com

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUXOTTICA GROUP S.p.A.

Date: May 13, 2015	By: /s/ Stefano Grassi STEFANO GRASSI Chief Financial Officer